InterOil Corporation Revised Annual Information Form For the Year Ended December 31, 2006 June 22, 2007
GENERAL
The following Revised Annual Information Form (AIF) should be read in conjunction with: the audited Consolidated Financial Statements and Notes for the year ended December 31, 2006 and the 2006 Management Discussion and Analysis. The AIF was prepared by the management of InterOil with respect to our financial performance for the periods covered by the related interim financial statements, along with a detailed analysis of our financial position and prospects.
In this AIF, references to “we”, “us”, “our”, “Company”, and “InterOil” refer to InterOil Corporation and its subsidiaries, unless the context requires otherwise. All dollar amounts are stated in United States dollars unless otherwise stated.
Revised Annual Information Form     INTEROIL CORPORATION     1

NON-GAAP MEASURES
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by InterOil to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such. The following table reconciles net income/(loss), to EBITDA, for each of the last eight quarters.

Quarters ended	2006(2),(3)				2005 (adjusted)(1),(2)
($ thousands) (unaudited)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Earnings before interest, taxes, depreciation and amortization	6,541	1,140	(10,257)	(9,105)	(5,566)	3,486	(6,856)	(5,858)
Upstream	(1,051)	(1,337)	(2,262)	(2,227)	(2,362)	(1,655)	(2,615)	(1,603)
Midstream — Refining and Marketing	9,144	1,674	(8,188)	(5,230)	(6,333)	6,070	(6,796)	(3,405)
Midstream — Liquefaction	(396)	(298)	—	—	—	—	—	—
Downstream	1,143	1,954	3,559	(326)	3,963	2,522	2,550	584
Corporate & Consolidated	(2,299)	(853)	(3,366)	(1,322)	(834)	(3,451)	5	(1,434)
Subtract:

Interest expense	5,649	5,349	3,609	2,666	2,989	2,455	2,996	2,547

Upstream	2	1	1	1	(6)	2	2	2
Midstream — Refining and Marketing	2,479	3,329	2,731	2,342	2,756	2,320	2,735	2,351
Midstream — Liquefaction	—	—	—	—	—	—	—	—
Downstream	37	38	39	38	44	42	140	—
Corporate & Consolidated	3,131	1,981	838	285	195	91	119	194

Income taxes & non-controlling interest	1,049	244	1,031	(245)	910	1,000	301	253

Upstream	—	—	—	—	—	—	—	—
Midstream — Refining and Marketing	42	(46)	(137)	(118)	(129)	19	(333)	81
Midstream — Liquefaction	—	—	—	—	—	—	—	—
Downstream	996	416	1,005	(144)	1,062	965	570	159
Corporate & Consolidated	11	(126)	163	17	(23)	16	64	13

Depreciation & amortization	3,554	3,100	2,862	2,837	2,700	2,943	2,699	2,695

Upstream	233	202	173	198	96	213	2	3
Midstream — Refining and Marketing	2,805	2,700	2,626	2,598	2,662	2,663	2,641	2,632
Midstream — Liquefaction	—	—	—	—	—	—	—	—
Downstream	537	222	89	62	55	55	51	43
Corporate & Consolidated	(21)	(24)	(26)	(21)	(113)	12	5	17
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Quarters ended	2006(2),(3)				2005 (adjusted)(1),(2)
($ thousands) (unaudited)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Net income (loss) per segment(1)	(3,711)	(7,553)	(17,759)	(14,363)	(12,165)	(2,912)	(12,852)	(11,353)

Upstream	(1,286)	(1,540)	(2,436)	(2,426)	(2,452)	(1,870)	(2,619)	(1,608)
Midstream — Refining and Marketing	3,818	(4,309)	(13,408)	(10,052)	(11,622)	1,068	(11,839)	(8,469)
Midstream — Liquefaction	(396)	(298)	—	—	—	—	—	—
Downstream	(427)	1,278	2,426	(282)	2,802	1,460	1,789	382
Corporate & Consolidated	(5,420)	(2,684)	(4,341)	(1,603)	(893)	(3,570)	(183)	(1,658)
Comparative quarterly results for all quarters during 2005 have been adjusted and re-presented to include the adopted accounting treatment for exploration expenses associated with our $125 million Indirect Participation Interest Agreement entered into in February 2005 as reviewed by our auditors in the third quarter of 2005. The adjusted results present the quarterly financial information as if the indirect participation interest accounting policy we adopted during the third quarter of 2005 had been adopted at the inception of the agreement. See Note 23 to our unaudited financial statements for the three and nine month periods ended September 30, 2006 and 2005.

(1)	Our comparative quarterly results for all quarters during 2005 and 2006 have been represented to confirm with the presentation adopted at December 31, 2006. Previously, interest revenue and non-controlling interest were allocated to the corporate segment. Amounts associated with these line items are now included in each operating segments result.

(2)	Our September 2006 quarterly results have been represented to separate out our Midstream-Liquefaction segment from the Midstream Refining and Marketing segment.
LEGAL NOTICE — FORWARD-LOOKING STATEMENTS
This AIF contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. All statements, other than statements of historical fact, included in or incorporated by reference in this AIF are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for expanding our business segments, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, future capital and other expenditures. By its very nature, such forward-looking information requires InterOil to make assumptions that may not materialize or that may not be accurate.
Each forward-looking statement reflects our current view of future events and is subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from any results expressed or implied by our forward-looking statements. These risks and uncertainties include, but are not limited to; the exploration and production, the refining and the distribution businesses are competitive; our refinery has not operated at full capacity for an extended period of time and our profitability may be materially affected if it is not able to do so; if we are not able to market all of our refinery’s output, we will not be able to operate our refinery at its full capacity and our financial condition and results of operations may be materially adversely affected; if our refining margins do not meet our expectations and our refinery operations are not profitable; we may be required to write down the value of our refinery; our refinery financial condition may be materially adversely affected if we are unable to obtain crude feedstocks for our refinery; our refining operations expose us to risks, some of which are not insured; our hedging activities may incur losses; we may not be successful in our exploration for oil and gas; if we are unable to renew our petroleum licenses with the Papua New Guinea government, we may be required to discontinue our exploration activities in Papua New Guinea; our investments in Papua New Guinea are subject to political, legal and economic risks that could materially adversely affect their value; new legislative, administrative or judicial actions that constrain licenses and permits from various government authorities may have a material affect on the company’s operations; weather and unforeseen operating hazards may impact our operating activities; our significant debt levels and our debt covenants may limit our future flexibility in obtaining additional financing; our ability to recruit and retain qualified personnel may have a material adverse effect on our operating results and stock price; Petroleum Independent and Exploration Corporation can affect our raising of capital through the issuance of common shares or securities convertible into common shares; compliance with and changes in environmental laws could adversely affect our performance; you may be unable to enforce your legal rights against us; changing regulations regarding corporate governance and public disclosure could cause additional expenses and failure to comply may adversely affect our reputation
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and the value of our securities; and the risks described under the heading “Risk Factors” in our Annual Information Form.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this AIF will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading Risk Factors.
Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this quarterly report is made as of the date of this report and, except as required by applicable law, InterOil does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.
We currently have no production or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained in this AIF regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.
CORPORATE STRUCTURE
InterOil Corporation was formed under the Business Corporations Act (New Brunswick).

Our registered office	Our corporate office
in Canada is located at:	in Australia is located at:

Brunswick House	Level 1, 60-92 Cook Street
10th Floor, 44 Chipman Hill	Portsmith, QLD 4870,
Saint John, NB E2L 4S6	Australia
We are a developing fully-integrated energy company whose focus is on operations in Papua New Guinea (“PNG”) and its surrounding region. We have four business segments:

Segments	Objective	Entity Shading
Upstream	Exploration and Production

Midstream	Liquefaction, Refining and Marketing

Downstream	Wholesale and Retail Distribution

Corporate	Corporate and Consolidations
We operate these business segments through various subsidiaries which have integrated shared management. Our material subsidiaries are described below. Unless otherwise noted, all of our subsidiaries are directly or indirectly 100% owned by InterOil Corporation.
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Upstream — Exploration and Production
S.P.I. Exploration and Production Corp. was incorporated in the Commonwealth of the Bahamas in 1998. S.P.I. Exploration and Production Corp. is a holding company that owns our upstream operating subsidiaries which hold exploration licenses and conduct exploration activities in Papua New Guinea. InterOil owns 9,999 (99.99%) of the outstanding ordinary shares of S.P.I. Exploration and Production Corp. and P.I.E. Group LLC, a Delaware limited liability company incorporated in 1996 that is controlled by Phil Mulacek, our Chief Executive Officer, owns 1 (0.01%) ordinary share of S.P.I. Exploration and Production Corp. Entities controlled by Gaylen Byker, one of our directors, also have an ownership interest in P.I.E. Group LLC.
Midstream — Liquefaction, Refining and Marketing
S.P. InterOil, LDC was incorporated in the Commonwealth of the Bahamas in 1996. S.P. InterOil, LDC is a holding company that owns our midstream operating subsidiaries. These operating subsidiaries own and operate our refinery located in Port Moresby, Papua New Guinea. The General Manager of S.P. InterOil, LDC is Petroleum Independent and Exploration Corporation (“P.I.E.”), a Texas corporation incorporated in 1981. Phil Mulacek, our Chief Executive Officer, is the President of, and owns an interest in P.I.E,. InterOil owns 20,152,870 (99.98%) and P.I.E. owns 5,000 (0.02%) of the outstanding ordinary shares of S.P. InterOil, LDC. We have entered into an agreement with P.I.E. to exchange, on a one-for-one basis, the 5,000 shares of S.P. InterOil, LDC that it holds for an equal number of shares of InterOil Corporation. P.I.E.’s ownership of these shares provided the U.S. content necessary for us to obtain $85 million in project financing from the Overseas Private Investment Corporation (“OPIC”), an agency of the U.S. Government. The proceeds of this financing were used to construct our refinery in Papua New Guinea.
EP InterOil, Ltd. was incorporated in the Cayman Islands in 1996. EP InterOil, Ltd. was used to finance the development of our refinery and is currently used for additional financing purposes. EP InterOil, Ltd. owns
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InterOil Limited, the operating subsidiary that owns our refinery. S.P. InterOil, LDC owns 100% of the voting ordinary shares and, as of March 31, 2006, owned 82.0 million (98.9%) of the non-voting ordinary shares of EP InterOil, Ltd. Enron Papua New Guinea Limited, a wholly-owned subsidiary of Enron, owns 897,542 (1.1%) of the non-voting ordinary shares of EP InterOil, Ltd. Enron Papua New Guinea Limited has decided that the refinery is not consistent with its corporate objectives and it has abandoned any further financing of the refinery. Enron Papua New Guinea Limited’s interest is anticipated to be diluted on an ongoing basis as we contribute more equity to EP InterOil, Ltd.
InterOil Limited was incorporated in Papua New Guinea in 1994. InterOil Limited owns and operates our refinery in Port Moresby, Papua New Guinea.
PNG LNG, Inc. was incorporated in the Commonwealth of the Bahamas in 2006. InterOil Corporation owns 100% of the outstanding ordinary shares of PNG LNG, Inc. Liquefied Nuigini Gas Ltd, which was incorporated in Papua New Guinea in 2006, is 100% owned by PNG LNG, Inc. Liquefied Nuigini Gas Ltd is currently involved in a project developing a Liquefied Natural Gas (“LNG”) business in Papua New Guinea.
Downstream — Wholesale and Retail Distribution
S.P.I. Distribution Limited was incorporated in the Commonwealth of the Bahamas in 2001. S.P.I. Distribution Limited is a holding company that owns our operating subsidiaries which in turn, own our wholesale and retail distribution operations, including InterOil Products Limited. InterOil Corporation owns 9,999 (99.99%) of the outstanding ordinary shares of S.P.I. Distribution and P.I.E. Group LLC, a Delaware limited liability company controlled by our Chief Executive Officer, owns 1 (0.01%) ordinary share of S.P.I. Distribution Limited .
InterOil Products Limited (formerly BP Papua New Guinea Limited) was incorporated in Papua New Guinea in 1969. We acquired InterOil Products Limited, which owns and operates our petroleum products distribution, wholesale and retail business in Papua New Guinea, in 2004. In 2006, InterOil Products Limited acquired Shell Papua New Guinea Ltd., whose name was then changed to IPL (PNG) Limited. IPL (PNG) was originally incorporated in Papua New Guinea January 6, 1977.
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GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
The following is a summary of significant events in the general development of InterOil’s business over the past three years.
2006
In 2006, InterOil undertook a number of activities to optimize and expand on its existing business assets.
Upstream
In the upstream segment, the year was dominated by the drilling of the Elk-1 well on the Elk structure in the Eastern Papua Basin in Papua New Guinea. We commenced drilling in February 2006 using our purpose built heli-portable rig. The rig, which was acquired in 2005, has allowed us to explore for oil and gas at a time when there have been significant delays worldwide due to the prevailing shortage of suitable drilling equipment.
The Elk-1 discovery well was completed on November 23, 2006. We currently have four exploration licenses and two retention licenses covering approximately nine million acres that are the focus of our exploration activities. We have funded our exploration efforts through indirect participation interest agreements, pursuant to which agreements, investors are not required to spend any additional amounts to drill the exploration wells drilled in connection with the agreements. Investors currently have the right to approximately a 31.55% working interest in any exploration wells drilled and, in any resulting fields by paying their share of all testing and development costs, including the costs of all development wells drilled.
Midstream
During 2006, we completed the revamp of our refinery which began in the second quarter of 2006. The revamp, which was completed in the third quarter of 2006, has resulted in production economies at our refinery in Papua New Guinea. In addition, the refinery team has concentrated on optimizing the crude being processed in order to obtain higher yields of distillates, which are higher margin products. The revamp and crude optimization efforts have resulted in an improving EBITDA figures for our midstream segment in the third and fourth quarters of 2006.
In May 2006, InterOil entered into a Memorandum of Understanding (“MOU”) with the Government of Papua New Guinea for natural gas development projects in Papua New Guinea pursuant to which InterOil will assist in the domestic processing of natural gas in Papua New Guinea. This memorandum of understanding is subject to a binding agreement to be negotiated. In May 2006, InterOil entered into a tri-party agreement with Merrill Lynch Commodities (Europe) Limited and an affiliate of Clarion Finanz AG that resulted in the formation of the National Gas Development Company, which will seek to build and develop a liquid natural gas (“LNG”) facility in Papua New Guinea.
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Downstream
For our downstream business, January 2006 began with InterOil entering into an agreement with Shell Overseas Holdings Limited (“Shell”) to indirectly purchase all of Shell’s retail and distribution assets in Papua New Guinea. The closing of this transaction was subject to the approval of several governmental authorities in Papua New Guinea, and closed effective October 1, 2006. The net purchase price of this business was $25.8 million, which is subject to working capital adjustments. The Shell asset portfolio is a distribution network that comprises 4 terminals, 3 depots and 28 retail sites.
In July 2006, we completed the construction of a two million liter diesel storage tank at our terminal in Wewak, East Sepik province in Papua New Guinea, to augment storage availability. The East Sepik province has experienced substantial growth in commercial and economic activity in recent years and this additional infrastructure will place us in a strong position to continue to service the needs of that market.
Financing
In 2006, InterOil undertook the following financing transactions:

✓	In May 2006, InterOil entered into a secured credit agreement for $130.0 million. The loan is divided into two tranches. Tranche 1, which represents $100.0 million of the facility, was available for drawdown from the time the agreement was signed. Tranche 2 drawdown was dependent upon milestones being reached with relation to the prospective building of a liquefied natural gas processing facility in Papua New Guinea. The full balance of the loan is repayable in May 2008. The interest rate payable on the loan is 4% from May 2006 and ending in March 2007. Between March 2007 and the end of the facility, the interest rate will be 10% unless a definitive Project Agreement is executed by InterOil and the lenders on or before March 2007. If the Project Agreement is delivered on or before March 2007, the interest rate will continue to be 4% for the full life of the loan. The loan was fully drawn down as at December 31, 2006.

✓	In May 2006, we repaid $25.0 million in unsecured borrowings (see January 2005 financing transactions under our, unsecured term loan facility, below).

✓	In May 2006, we entered into an agreement to amend the terms of the original PNG Drilling Ventures Limited, Agreement, whereby, PNG Drilling Ventures Limited converted their interest under the agreement into 575,575 InterOil common shares and also retained a 6.75% interest in the next four wells (the first of which is Elk-1) to be drilled by InterOil. PNG Drilling Ventures also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% by contributing their share of costs.

✓	In August 2006, the credit limit under the BNP facility entered into in 2004 was increased to $170.0 million. The credit limit is comprised of a $130.0 million facility to provide letters of credit and short term loans to finance the purchase of crude cargoes and bank guarantees to facilitate hedging and a $40.0 million facility that allows us to discount eligible U.S. dollar receivables and fully cash back loans under the first facility.

✓	In December 2006, we renegotiated the terms of the OPIC secured loan where the half yearly principle payment due in December 2006 and June 2007 of $4.5 million each, have been deferred until December 31, 2007 and interest previously due on December 31, 2006 and June 30, 2007 were deferred until September 30, 2007. The normal repayment of interest and principal will recommence on September 30, 2007 and December 31, 2007, respectively.
Management Team
During 2006 the management team had the following movements

✓	Effective July 1, 2006, Dr Jack Hamilton was appointed as President of InterOil.

✓	On August 3, 2006, InterOil announced that Tom S. Donovan, Chief Financial Officer of InterOil had completed his employment agreement on July 31, 2006.
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✓	On August 30, 2006, InterOil announced that William J. Jasper III was appointed as President and Chief Operating Officer of InterOil. At this time, it was agreed that Christian Vinson, the former Chief Operating Officer, would focus on corporate development and government relations in Papua New Guinea and Dr. Jack Hamilton, the former President, was nominated by InterOil to serve as Chief Executive Officer of the recently formed PNG LNG Inc., which is the vehicle used to develop the proposed LNG facility adjacent to the InterOil refinery in Papua New Guinea.

✓	On October 1, 2006, Dr. Michael Folie retired as a director of InterOil for personal reasons.

✓	On October 26, 2006, Collin F Visaggio was appointed as Chief Financial Officer of InterOil.

✓	On December 29, 2006, Don R. Hansen was appointed as an independent director of InterOil and also agreed to serve as a member of the Audit and Compensation Committees of InterOil’s board of directors.
2005
Upstream
In 2005, our upstream business completed two exploration wells and a regional phase of 2D seismic acquisition in Petroleum Prospecting License 238 and an extensive airborne gravity and magnetic survey in Petroleum Prospecting Licenses 237 and 238 in Papua New Guinea. In addition, in October 2005, we acquired a purpose built heli-portable drilling rig that we plan to use to drill our future wells. The rig cost $7.6 million and is capable of drilling to depths of up to 13,500 feet.
Midstream
In January 2005, our midstream business announced the practical completion of our refinery in Papua New Guinea. Our refinery is rated to process up to 32,500 barrels of oil per day. The project agreement that we executed with the government of Papua New Guinea in May 1997 will provide us with tax benefits until December 31, 2010 and with other market privileges for a period of 30 years from the date of practical completion. We have executed an agreement with BP Singapore Pte Limited to act as the crude supplier for our refinery. Our agreement with BP Singapore does not expire until June 2009. In the second quarter of 2005, we commenced a refinery optimization program.
Financing
In 2005, InterOil undertook the following financing transactions:

✓	In January 2005, we entered into a $20.0 million unsecured term loan facility. The interest rate on this loan is 5%. In July 2005, we increased the availability under this loan facility to $25.0 million. Borrowings under this facility are due 15 months after all funds are disbursed. As of December 31, 2005, $3.5 million remained available for future borrowings under this facility. (See May, 2006 for information regarding repayment of this loan)
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✓	In February 2005, we entered into an amended and restated indirect participation agreement with institutional accredited investors in which the investors paid us a total of $125.0 million and we agreed to drill eight exploration wells in Papua New Guinea. See “Indirect Participation Interest Agreements”.

✓	In August 2005, the secured revolving crude import facility with BNP Paribus initially entered into in March 2004, was increased to $150.0 million. At December 31, 2005, $44.0 million remained available for use.

✓	As of December 31, 2005, PNG Drilling Ventures Limited had converted $2.5 million of their investment into 141,545 of our common shares pursuant to an indirect participation interest agreement. See “Indirect Participation Interest Agreement”.
2004
Upstream
Our upstream business completed drilling Moose-2, which was commenced late in 2003 and also drilled Sterling Mustang. In 2004, our upstream business also completed seismic program across the Puri, Elk and Moose Prospects.
Midstream
In 2004, our midstream business continued the construction of our refinery in Papua New Guinea. In June 2004, the first crude was delivered to the refinery for processing during the commissioning of the refinery. In August 2004, we made our first sale of product from our refinery.
Downstream
In 2004, our downstream business also earned its first operating revenue after acquiring BP Papua New Guinea Limited, a distributor of refined petroleum products in Papua New Guinea, for $13.2 million in April. The assets held by BP Papua New Guinea Limited included existing inventories, three larger depots and seven terminals, and contracts to supply refined petroleum products to more than 30 independently-operated retail stations. Following the acquisition, we changed the name of this entity to InterOil Products Limited. InterOil Products Limited owns and operates our wholesale and retail distribution business in Papua New Guinea.
Financing
In 2004, InterOil undertook the following financing transactions:

✓	In March 2004, we received an additional $3.2 million from PNG Drilling Ventures Limited for our second indirect interest participation agreement program. This, together with funds received in 2003, made the total contribution under the drilling participation agreement with PNG Drilling Ventures $12.2 million.
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✓	In May 2004, PNG Energy Investors converted their $7.7 million indirect participation interest into 683,140 common shares of InterOil.

✓	In July 2004, our common shares commenced trading on the Toronto Stock Exchange.

✓	In September 2004, our common shares commenced trading on the American Stock Exchange.

✓	In the third quarter of 2004, we issued $45.0 million in 8.875% senior convertible debentures due 2009 that were subsequently converted into 2.4 million common shares. We also issued warrants to acquire 359,415 common shares at a price of $21.91. The warrants have a five year term. As of December 31, 2006, warrants to purchase 340,247 common shares remained outstanding.
BUSINESS STRATEGY
InterOil’s strategy is developing a vertically integrated world class energy company in Papua New Guinea and the surrounding regions, focusing on niche market opportunities which provide financial rewards for InterOil shareholders, while being environmentally responsible, providing a quality working environment and contributing value to the communities in which InterOil operates. InterOil has taken a three-pronged approach when planning to achieve this strategy.
Capitalize On and Expand the Existing Business Assets
Our refinery team focused on optimization efforts to improve the profitability of our refinery, this has resulted in a positive EBITDA in the third quarter 2006 of $1.7 million and fourth quarter of 2006 of $9.1 million. Our ongoing crude selection efforts and recent refinery revamp have increased the percentage yield of jet fuel and diesel, commonly referred to as middle distillates, produced by our refinery in relation to the amount of naphtha and low sulfur waxy residue produced per barrel of crude feedstock processed. This has allowed us to process fewer barrels of crude feedstocks to meet growing middle distillate demand to the Papua New Guinea domestic market. Middle distillates that we sell to the domestic Papua New Guinea market improve gross margin whereas export naphtha and low sulfur waxy residue reduce gross margin. As part of the revamp activities, we installed new generators powered by low sulfur waxy residue and made modifications to the furnaces and boilers to also operate on low sulfur waxy residue. The refinery optimization works have improved the product slate, improved reliability and reduced fuel costs.
Our downstream business has expanded its existing product line to include the distribution of low sulfur waxy residue, which is marketed in Papua New Guinea as InterOil Power Fuel (IPF) to Papua New Guinea’s Moitaka Power Station. The downstream business secured this business late in 2006 after InterOil conducted a trial with the Moitaka management to demonstrate the benefits of IPF in running the generators at the power station.
In 2007, InterOil’s priorities for capitalizing and expanding on existing business assets will include continuing to improve the refinery’s profitability using a disciplined approach to costs, evaluating improvements, modifications and additional equipment to improve flexibility and profitability of the refinery, and looking to increase the domestic market for IPF. The upstream business will continue to evaluate the potential gas and condensate discovery at the Elk location by drilling the appraisal well Elk-2 and conducting a 100-mile appraisal seismic program. In addition, we expect to drill an exploration well in Petroleum Retention License 5 and to re-enter and test the Stanley discovery in Petroleum Retention License 4 along with our joint venture partners in these licenses. The downstream business will focus on the further integration of the recently acquired Shell business into the existing distribution business to achieve economies of scale and synergies.
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Target Acquisitions and Growth Opportunities in Papua New Guinea and the Surrounding Area
In 2006, InterOil completed the acquisition of the Shell PNG Limited business. The addition of these assets to our distribution business on October 1 has made us the leading wholesale and retail distributor of hydrocarbons in Papua New Guinea.
During 2007, InterOil will continue to evaluate other potential opportunities in the wholesale and resale distribution business segment in Papua New Guinea and the surrounding area. In particular, the company is examining potential complementary business acquisitions and petroleum exports.
Our business strategy and operating plan has evolved to include as a primary business objective, the development of an onshore liquefied natural gas processing facility that will be built and operated at Napa Napa adjacent to our refinery. In May, InterOil signed a Memorandum of Understanding with the Independent State of Papua New Guinea for natural gas development projects in Papua New Guinea and a tri-party agreement with Merrill Lynch Commodities (Europe) Limited and an affiliate of Clarion Finanz AG related to the same. This objective received additional impetus with the potential gas discovery at Elk which will be appraised during 2007. During 2007 the company anticipates entering into a shareholder agreement relating to the LNG project and progressing development activities relating to the financing and construction of the infrastructure.
Position InterOil for Long-Term Oil and Gas Business Success
In 2006 our upstream business has made a potential natural gas and condensate discovery at the Elk location on Petroleum Prospecting License 238. The Company also increased its ownership in Petroleum Retention Licenses 4 and 5, which contain pre-existing gas and condensate discoveries of Stanley, Ketu and Elevala.
We currently have four exploration licenses and two retention licenses in Papua New Guinea covering approximately nine million acres of which amount, approximately 8.2 million nett acres are operated by InterOil. In 2006, our seismic acquisition program surveyed a total of 79 miles, all in Petroleum Prospecting License 238 using 2D seismic at a cost of $5.2 million. The 2006 seismic program complemented the 136 miles of seismic program that we acquired during the previous three years. As of December 31, 2006, we had acquired over 1,000 miles of 2D seismic data covering Petroleum Prospecting Licenses 236, 237 and 238, including the 215 miles we have recorded since acquiring these licenses. In addition to our seismic acquisition program, during 2006 we conducted 2,471 miles of airborne gravity and magnetic surveys in Petroleum Prospecting License 237 and 3,773 miles in Petroleum Prospecting License 238. Airborne gravity and magnetic methods have enabled us to better identify the quality of leads derived from surface geology, to identify previously unmapped leads and to optimize the location of our 2D seismic programs.
During 2007 we plan to conduct a detailed 2D seismic survey over the Elk discovery and leads on-trend with the Elk discovery that have been identified from seismic data and airborne gravity and magnetic surveys acquired by the Company to date.
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Summary of Strategic Priorities
Following is a table outlining the Company’s progress towards the strategic priorities of the Company and its goals for 2007.

Strategic
Priorities	2006 Progress	2007 Initiatives
Capitalize on and Expand on the Existing Business Assets
✓ Completed refinery optimization project, which included the installation of new generators powered by low sulfur waxy residue and modifications of the furnaces and boilers to improve reliability and reduce fuel costs.

✓ Secured a contract to provide InterOil Power Fuel to Papua New Guinea’s Moitaka Power Station.

✓ Evaluate feasibility of improvements, modifications and additional equipment to improve flexibility and profitability of the refinery.

✓ Continue to seek out potential markets for InterOil Power Fuel and distillate export opportunities to increase contribution to fixed costs.

✓ Cost reduction program targeting 10% reduction.

Target Acquisitions and Growth Opportunities in Papua New Guinea and the Surrounding Area
✓ Finalized the terms of acquisition for Shell Papua New Guinea’s distribution network. The Shell Papua New Guinea business was transferred to InterOil on October 1.

✓ Examined other potential downstream growth opportunities.

✓ Progressed discussions for liquefied natural gas opportunity in Papua New Guinea with government and other potential partners.

✓ Pursue opportunities to purchase a business or assets in the business of distributing fuel to the aviation sector.

✓ Pursue other potential downstream growth opportunities.

✓ Sign a project agreement relating to the LNG opportunity in Papua New Guinea and begin taking steps to advance project.

✓ Finalize investment decision and development plans for LNG project.

Position InterOil for Long-Term Oil and Gas Business Success
✓ Made potential gas and condensate discovery at Elk location on existing Petroleum Prospecting License 238.

✓ Conducted seismic and airborne gravity and magnetic surveys on licenses to expand knowledge base of existing prospects and to identify new prospects.

✓ Obtain further information about the Elk structure by drilling the Elk-2 appraisal well and conducting 100 miles of appraisal seismic.

✓ Conduct detailed 2D seismic surveys over the Elk discovery and lead on-trend with the Elk discovery that have been identified from seismic data and airborne gravity/magnetic surveys acquired by the company to date.

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DESCRIPTION OF OUR BUSINESS
Overview
Our operations are organized into four major business segments:

Segments	Operations
Upstream	Exploration and Production — Explores and appraises potential oil and gas bearing structures in Papua New Guinea with a view to commercializing discoveries.

Midstream	Liquefaction, Refining and Marketing — Markets the refined products it produces in Papua New Guinea both domestically and for export. Since early 2006, our business plan and operating strategy has evolved to include as a business objective, the development of an onshore liquefied natural gas processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution — Distributes refined products in Papua New Guinea on a wholesale and retail basis.

Corporate	Corporate and Consolidations — Engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable driver basis. Our corporate segment results also include consolidation adjustments.
As of December 31, 2006, we had 551 full-time employees comprising: 48 in our upstream segment, 104 in our midstream segment, 353 in our downstream and 46 in our corporate segment.
EXPLORATION AND PRODUCTION
InterOil does not have any reserves and does not have any oil or gas production or related future net revenue.
We currently have four exploration licenses and two retention licenses in Papua New Guinea covering approximately nine million acres of which amount, approximately 8.2 million nett acres are operated by InterOil. Petroleum Prospecting Licenses 236, 237 and 238 are located in the Eastern Papuan Basin northwest of Port Moresby. We own a 100% working interest in, and our current exploration efforts are focused on, these three licenses. Our indirect participation interest investors have the right to a 31.55% working interest in the exploration wells currently being drilled and any resulting fields. These investors have a 31.55% interest in the next three exploration wells and a 24.8% interest in the two subsequent exploration wells. In addition, we own a 15% working interest in Petroleum Prospecting License 244, located offshore in the Gulf of Papua. As of December 31, 2006, we also owned a 43.13% working interest in Petroleum Retention Licenses 4 and a 28.576% working interest in Petroleum Retention License 5. All of InterOil’s oil and gas properties are located onshore in Papua New Guinea.
Petroleum License Details
Traditionally, exploration for oil and gas in Papua New Guinea has focused on the western part of the country. The majority of our exploration acreage in located in the Eastern Papuan Basin in Papua New Guinea. Each of our six licenses in Papua New Guinea is described below.
In general, the initial term a petroleum prospecting license is five years. Petroleum prospecting licenses may be renewed for an additional six years. However, 50% of the license area must be surrendered in order to
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obtain the renewal. Each petroleum prospecting license in Papua New Guinea requires a bond backed by a bank guarantee of approximately $33,000, an annual license fee and annual work and expenditure commitments as set by the Minister for Petroleum and Energy under the license conditions. Petroleum prospecting licenses are granted for an initial term of six years. The aggregate annual license fee for Petroleum Prospecting Licenses 236, 237 and 238 for 2006 was approximately $60,000. We are required to submit to the government of Papua New Guinea for approval a work program that includes our exploration plans and minimum expenditures every two years. Under our existing work commitments, we have no additional well obligations in any of our operated petroleum prospecting licenses through the end of March 2007. Our minimum biannual expenditure requirements for all of our petroleum prospecting license areas have been met through March 2007. We submitted our proposed work programs for the final two year period of each license to the Department of Petroleum and Energy in January 2007 and are awaiting approval. The work programs, if approved as submitted, total $20 million in minimum expenditures and consist of one well in each license and seismic programs in Petroleum Prospecting Licenses 237 and 238.
Petroleum retention licenses may be granted to licensees of petroleum prospecting licenses in which gas fields or parts of gas fields have been discovered to permit time for the licensee to develop commercialization alternatives for the gas discoveries. Petroleum Retention Licenses 4 and 5 were carved out of Petroleum Prospecting License 157 as a result of the Stanley, Elevala and Ketu gas discoveries We participated directly in drilling Stanley but Elevala and Ketu were drilled by the licensees from whom we acquired our working interest in Petroleum Prospecting License 157 prior to our entering into the license. The initial period of a petroleum retention license is for five years and an extension of five years may be granted. In connection with an application for, or a renewal of, a petroleum retention license, we are required to submit a one year work program and a work program for the remaining four years that is contingent on the results of the first year’s operations.
Petroleum Prospecting License 236
We have a 100% working interest in Petroleum Prospecting License 236, subject to elections made by holders of indirect participation interests described below, and are the operator of the license. This license was granted to us on March 28, 2003. We drilled an exploration well in this area in 2005 that satisfied the well obligation for this license through March 2007. During 2006, we conducted an extensive review of available data in this license in preparation for submission of a work program to further our exploration of the license in 2007. This license covers an area that includes our refinery and it does have limited road access. We believe that the proximity of this license area to Port Moresby would reduce the costs of developing any future oil or gas discoveries.
Petroleum Prospecting License 237
We have a 100% working interest in Petroleum Prospecting License 237, subject to elections made by holders of indirect participation interests described below, and are the operator of the license. This license was granted to us on March 28, 2003. We drilled an exploration well in this area in 2005. In 2006, we carried out an airborne gravity/magnetic survey consisting of 2,471 miles over the western and southern parts of this license.
Petroleum Prospecting License 238
We have a 100% working interest in Petroleum Prospecting License 238, subject to elections made by holders of indirect participation interests described below, and are the operator of the license. This license was granted to us on March 7, 2003. We drilled our first three exploration wells in this area. During 2006, we conducted an airborne gravity/magnetic survey consisting of 3,773 miles over the northern part of this license and conducted 79 miles of 2D seismic. Our Elk-1 well, which we commenced drilling in February 2006, will satisfy the well obligation for this license through March 2007.
Petroleum Prospecting License 244
We have a 15% working interest in Petroleum Prospecting License 244. Talisman Oil Ltd. is the operator of this license. This license was granted to us on February 25, 2005. This license is located offshore Papua New Guinea in the Gulf of Papua.
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Petroleum Retention License 4
We had a 43.13% working interest in Petroleum Retention License 4 at December 31, 2006. This license was granted to us on September 1, 2000. An application for a five year extension of the term of this license was submitted on August 26, 2005, but we have not yet received an approval of this extension request. This license is located in western Papua New Guinea. This license contains the Stanley-1 gas discovery well. During 2005, Santos Nuigini Exploration Ltd., the prior operator of this license, withdrew from this license and was replaced by Trans-Orient Petroleum (PNG) Limited. Also during 2005, Greenslopes Limited and Carnavon Petroleum Limited announced their intent to sell their interests in Petroleum Retention Licenses 4 and 5. We exercised our preemptive rights in connection with these transfers and the transfers were completed during 2006 which led to an increase in our working interest in Petroleum Retention License 4 from 20% to 43.13%.
Petroleum Retention License 5
We had a 28.576% working interest in Petroleum Retention License 5 at December 31, 2006. Santos Niugini Exploration Pty Limited is the operator of this license. This license was granted to us on February 15, 2000 and was renewed for an additional five year term on February 15, 2005. This license is located in western Papua New Guinea and contains the Elevala and Ketu gas discovery wells. As a result of the exercise and subsequent government approval of the preemptive rights discussed above, our working interest in Petroleum Retention License 5 increased from 20% to 28.576% during 2006.
2006 Exploration Activities
We are currently engaged in an eight well exploration program covering Petroleum Prospecting Licenses 236, 237 and 238 that was commenced in April 2005. During 2006, we drilled one well under this program and anticipate drilling an additional five wells by the end of 2008. In February 2006, we commenced drilling the Elk-1 well on Petroleum Prospecting License 238. On June 11, 2006 this well encountered high pressure gas at a depth of 5,543 feet and was shut in while well control equipment was mobilized to the site. Well control operations and reconfiguration of the rig were undertaken to enable managed pressure drilling and we resumed drilling the Elk-1 well on September 15, 2006. The well reached a total depth of 6,504 feet on October 7, 2006. A drill stem test was performed and wireline logs were acquired in the interval 5,379 to 6,087 feet. The data obtained from these operations indicate the possibility of a large gas accumulation. The well was completed as a potential producer on November 23, 2006. The Elk-2 well was spudded in the first quarter of 2007 to appraise the Elk-1 discovery.
In 2006, our seismic acquisition program surveyed a total of 79 miles, all in Petroleum Prospecting License 238 using 2D seismic methods at a cost of $5.2 million. The 2006 seismic program complemented 136 miles of seismic that we recorded during the previous three years. As of December 31, 2006, we had acquired over 1,000 miles of 2D seismic data covering Petroleum Prospecting Licenses 236, 237 and 238, including the 215 miles we have recorded since acquiring these licenses. During the first quarter of 2007, we mobilized a seismic crew to conduct a detailed 2D seismic survey over the Elk discovery and leads on-trend with the Elk discovery that have been identified from seismic data and airborne gravity/magnetic surveys acquired by InterOil.
In addition to our seismic acquisition program, during 2006, we conducted 2,471 miles of airborne gravity and magnetic surveys in Petroleum Prospecting License 237 and 3,773 miles in Petroleum Prospecting License 238. Airborne gravity and magnetic methods have enabled us to better identify the quality of leads derived from surface geology, to identify previously unmapped leads and to optimize the location of our 2D seismic programs.
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Oil and Gas Wells
We did not have an interest in any oil wells or producing gas wells as of December 31, 2006. The following table sets out the number and status of non-producing gas wells in which we have a working interest as of December 31, 2006. InterOil does did not have any interests in any non-producing oil/gas wells as at December 31, 2006.
Working Interest in Non Producing Gas Wells

Location	Gross	Net
Papua New Guinea	5	3
Properties with No Attributed Reserves
All of InterOil’s properties are unproved properties, all of which are located in Papua New Guinea. The following table sets out our undeveloped land holdings as of December 31, 2006.
Undeveloped Acres

Location	Gross	Net
Papua New Guinea	8,981,232	8,223,614

Total	8,981,232	8,223,614

Abandonment and Reclamation
Our abandonment and reclamation costs for all of our current licenses are estimated to be $80,000. These costs consist of the costs to rehabilitate two drilling locations that still need additional surface rehabilitation and are based on the costs we have incurred rehabilitating similar properties.
Costs Incurred
The following table summarizes the capital expenditure related to our exploration activities for the year ended December 31, 2006.

Expenditure	Amount ($ millions)
Property Acquisition Costs	0.3
Proved Properties	—
Undeveloped Properties	0.3
Exploration Costs	48.2
Development Costs	—

Total Expenditure	48.5

Tax Horizon
Since we have not generated any income from our exploration activities, we have not paid any income taxes with respect to such activities. We do not know when or if we will incur income taxes related to our oil and gas exploration and development activities.
Exploration and Development Activities
The following table sets out the results of our exploration activities during 2006. We did not have any development wells in 2006.
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Undeveloped Wells

Type	Gross	Net
Oil	—	—
Gas	1	0.68
Service	—	—
Dry	—	—

Total	1	0.68

Indirect Participation Agreements
In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us an aggregate of $125 million and we agreed to drill eight exploration wells in Papua New Guinea on Petroleum Prospecting Licenses 236, 237 and 238. When we choose to test or complete any of these wells, the investors have the right to a 25% working interest by paying their share of a budgeted testing amount. If the tested or completed well is a commercial success, the investors, by continuing to pay their 25% share of all future appraisal and development costs, such as seismic, development drilling, production facilities and pipelines, retain their right to a 25% working interest in the resulting field and production. In addition, between June 15, 2006 and 90 days after the drilling of the eighth exploration well, each investor may elect to convert its interest under the agreement into our common shares. An investor’s interest, or any portion thereof, may be converted into a number of common shares equal to the amount paid by the investor for its interest divided by $37.50. If all of the investors converted their entire indirect participation interest into common shares, we would be obligated to issue 3,333,334 common shares.
In May 2006, we entered into an agreement to amend the terms of the original indirect participation interest agreement signed with PNG Drilling Ventures in 2003. Under the amendment, PNG Drilling Ventures Limited (PNGDV) converted their remaining balance into InterOil common shares and also retained a 6.75% interest in the next four wells (the first of which is Elk-1). Like the above indirect participation interest, when we choose to test or complete any of these wells, the investors have the right to a 6.75% working interest by paying their share of the costs. PNGDV also has the right to participate in the 16 wells that follow the initial four wells up to an interest of 5.75%. The cost of participation in the additional sixteen wells is $112,500 per 1% per well, subject to target depths and expected expenditure.
In addition to the above, PNG Energy Investors (PNGEI), an indirect participation interest investor, that converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in wells nine to 24. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
Strategic Priorities
Following is a table outlining the upstream segments progress towards the strategic priorities of the Company and its goals for 2007.

Strategic
Priorities	2006 Progress	2007 Initiatives
Target Acquisitions and Growth Opportunities in Papua New Guinea and the Surrounding Area	✓ Acquired additional interest in PRL 4 and PRL 5 during the year.
✓ Evaluate productive potential of the Stanley gas discovery in PRL 4

✓ Drill Elevala-2 appraisal well in PRL 5

✓ Complete evaluation of prospectivity of PPL 244.

✓ Participate in the Papua New Guinea offshore bid round

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Strategic
Priorities	2006 Progress	2007 Initiatives
Position InterOil for Long-Term Oil and Gas Business Success
✓ Natural gas and condensate discovery at Elk location on existing PPL 238.

✓ Conducted seismic and airborne gravity and magnetic surveys on licenses to expand knowledge base of existing leads and prospects and to identify new leads and prospects.

✓ Modified InterOil’s Rig 2 to enable drilling into similar reservoir conditions encountered in Elk-1.

✓ Further define the Elk structure and reservoir by drilling the Elk-2 appraisal well and conducting 100 miles of appraisal seismic.

✓ Conduct detailed 2D seismic surveys over the Elk discovery and Big Horn structure on-trend with the Elk discovery.

✓ Drill Antelope-1 new structure south of Elk.

✓ Prove up sufficient gas reserves to support the construction of a pipeline and liquefaction plant in Papua New Guinea.

LIQUEFACTION, REFINING AND MARKETING
Refining and Marketing
Our refinery located across the harbor from Port Moresby, the capital city of Papua New Guinea is the sole refiner of hydrocarbons in Papua New Guinea. Under our 30 year agreement with the Government of Papua New Guinea, the government has undertaken to ensure that all domestic distributors purchase their refined petroleum product needs from the refinery, or any refinery which is constructed in Papua New Guinea, at an Import Parity Price. (See “Marketing” for the definition of Import Parity Price). Our refinery’s output is sufficient to meet 100% of the domestic demand for the refined products we produce in Papua New Guinea. Jet fuel, diesel and gasoline are the primary products that we produce for the domestic market. The refining process also results in the production of naphtha and low sulfur waxy residue. To the extent that we do not convert this naphtha to gasoline, we export it to the rapidly growing Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstocks. Low sulfur waxy residue can be sold as fuel and is valued by more complex refineries as cracker feedstock.
Refinery Optimization
We completed an optimization program at our refinery in the second half of 2006, which has resulted in an improvement in the production slate and in particular, an improvement in the quantity of higher value refined products as a percentage of total products produced. The revamp program included the study of methods by which we could reduce our exposure to low margin product sales and improve the efficiency of fuel firing and power generation at the refinery. A part of this program included the acquisition and installation of a new set of three Hyundai generators, — each with an output capacity of 1.5 megawatts. The installation was effected on time and within the budget allowed for, in July 2006. These new generators have the distinct advantage that they can use the low sulfur waxy residue produced at our refinery, as a power fuel.
We performed a 30-day complete site turnaround and inspection at our refinery in June and July 2006 to facilitate the conversion of the existing crude distillation furnaces to burn low sulfur waxy residue, as their primary fuel, and to increase their overall fuel efficiency.
During the fourth quarter of 2006, a major operational reorganization took place that has resulted in cost savings and improved efficiencies at our refinery. We expect that these measures will result in the reduction in our refinery’s operating fixed costs by between 10% to 15% per annum.
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As discussed below under, (“Crude Supply and Throughput”), we evaluated multiple crude feedstocks to determine which feedstocks will allow us to achieve our target mix of refined products. These crude selection efforts were an integral part of our refinery optimization efforts. While we will continue to evaluate alternative crudes, we identified several crude feedstocks that now allow us to achieve our target production slate. In addition to our crude selection and ongoing optimization program, KBC Advanced Technologies a leading independent consulting and technology group, identified low cost modifications and assisted our staff in proving that we can run the crude unit at 27,500 bpd using low gas crude as feedstock, without major capital investment. This throughput allows us to meet the local demand and to potentially supply refined product to selected export sectors.
Facilities and Major Subcontractors
We have a jetty with two berths for loading and off-loading ships and a road tanker loading system. Our larger berth has deep water access of 56 feet (17 meters) and has been designed to accommodate 12,000 to 110,000 dwt crude and product tankers. Our smaller berth can accommodate ships with a capacity of up to 20,500 dwt. Our tank farm has the ability to store approximately 750,000 barrels of crude feedstocks and approximately 1.1 million barrels of refined products. We have a reverse osmosis desalination unit that produces all of the water used by our refinery, power generation facilities that meet all of our electricity needs, and other site infrastructure and support facilities, including a laboratory, a waste water treatment plant, staff accommodations and a fire station.
Petrofac Facilities Management Limited, a facilities management company, was responsible for the day-to-day operation and maintenance of our refinery until October 31, 2006 when we assumed operation of the refinery and terminated the Petrofac contract. Our management of the refinery allows us to better control the costs and performance of the facilities.
Our refinery’s on-site laboratory is staffed and operated by an independent company, SGS Australia Pty Ltd. (“SGS”), which is an ISO 9000 accredited company. The laboratory received Australian National Association of Testing Authorities (“NATA”) accreditation in 2006. All crude imports and finished products are tested and certified on-site to contractual specifications. SGS also provides independent certification of quantities loaded and discharged at the refinery.
Crude Supply and Throughput
In December 2001, we entered into an agreement with BP Singapore Pte Limited whereby (“BP”) is the exclusive supplier of crude feedstocks to our refinery. This agreement runs through to June 2009. BP is the largest marketer of crude oil in the Asia Pacific region. This contract provides a reliable source of supply and provides access to the majority of the regional crudes suitable for our refinery. Our supply agreement with BP provides BP with financial incentives to secure the most economically attractive crude feedstocks for our refinery. Our contract with BP limits our ability to purchase directly from producers or from other traders and marketers in the region. BP has potential conflicts of interest since it acts as a marketer for producers, procurer for BP refineries in the region and as procurer on our behalf.
During 2006, five different crude feedstocks, compared to eight in 2005, were processed as part of our crude optimization program initiated to improve our refining margins. We will continue to review alternative light sweet crudes that may provide improved margins for our refinery’s product slate. As a means of maximizing distillate yields, we also processed combinations of blended crude and pure (100% of a single crude) cargoes. During 2006, our refinery processed nine crude cargoes versus the eleven in 2005. In 2006, the refinery processed solely imported crude, due to the cargo economics and yield structure of the crudes. . The average daily crude throughput at our refinery for 2006 was approximately 19,784 barrels per day.
Marketing
Papua New Guinea is our principal market for all the products our refinery produces, other than naphtha and low sulfur waxy residue. Under our 30 year agreement with the Government of Papua New Guinea, the government has undertaken to ensure that all domestic distributors purchase their refined petroleum product needs from our refinery, or any refinery which is later constructed in Papua New Guinea, at an import parity price. In general, the import parity price is the price that would be paid in Papua New Guinea for a refined product that is being imported. For each refined product produced and sold locally in Papua New Guinea,
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the import parity price is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes. The import parity pricing mechanism was implemented in September 2004 by the Papua New Guinea Independent Consumer and Competition Commission for purchases of refined products from our refinery.
The major export product from our refinery is naphtha, which is sold to Shell International Eastern Trading Company on a term basis pursuant to a contract that expires in September 2008. During 2006, there were four export cargoes of naphtha averaging approximately 30,000 metric tons each. The production of naphtha at the refinery is variable and depends on the composition of the crude feedstock used, the relative economics for gasoline and naphtha, and our ability to convert naphtha to gasoline. We did not export any gasoline nor middle distillates in 2006 due to the tightened product quality specifications in the Australian market. However, we are pursuing export opportunities in other regional market places.
Our products meet the specification in the nearby Pacific Island markets that we are currently targeting. Our refinery is fully certified to manufacture and market Jet A-1 fuel to international specifications and markets Jet A-1 product to both domestic Papua New Guinea and overseas airlines.
Due to the percentage of crudes we processed with lower LPG content, and until the conversion of the main process furnaces and commissioning of the Hyundai Generators which burn low sulfur waxy residue, we were a net importer of LPG. With the installation of the low sulfur waxy residue firing, improved facilities for recovering LPG from the reformer off-gas and increased percentages of sweet crudes containing LPG, we are looking to provide LPG to the local market in 2007 via an agreement with a third party.
Competition
Due to their favorable properties, light sweet crudes from the Southeast Asian and Northwestern Australian region are highly sought after by refiners. Therefore, there is significant competition to secure cargoes of these crude types. We rely on our relationship with our crude supplier, BP Singapore Pte Limited, to secure all of our crude feedstock needs at acceptable prices and in sufficient quantities. Due to the limited supply of light sweet crudes and the resources of most of our competitors, we are not always able to secure the specific crudes we desire for our refinery and are required to obtain alternate crudes that are available. To date, our relationship with BP has generally allowed us to obtain suitable crudes at competitive pricing.
We own the only refinery in Papua New Guinea. As a result, we are currently the only beneficiary of the import parity pricing structure and the ensuing requirement for domestic refined product needs to be procured from domestic refineries as described under “Marketing”. We do not envision there being any new entrants into the refining business within Papua New Guinea under the current market conditions. Excess jet fuel, diesel, gasoline, naphtha and low sulfur waxy residue that are exported are sold subject to prevailing commodity market conditions. Our geographical position and limited storage capacity limits our ability to compete with the regional refining center in Singapore to secure sales of large parcel sizes. However, these same factors may also provide competitive advantages if we expand our exports of refined products to the small and fragmented South Pacific markets.
Trading and Risk Management
Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.
Generally, we are required to purchase crude feedstock two months forwarding advance, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed. Because of this timing difference, there is an impact on our cost of crude feedstocks and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude
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feedstocks and refined products. Such an activity is better known as hedging and risk management. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts are reduced. On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products vis-à-vis our acquisition price of crude feedstocks expands or increases, then the benefits would be limited to the locked-in margin.
The derivative instrument which we generally use is the over-the-counter swap. The swaps transactions are concluded between the counterparties in the derivatives swaps market. It is common place among major refiners and trading companies in the Asia Pacific market to use the derivative swaps as a tool to hedge their price exposures and margins. Due to the wide usage of the derivative tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for our hedging and risk management activities. The derivative swaps instrument covers commodities or products such as jet, kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai. Using these tools, InterOil actively engages in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market, and we then use other derivative instruments such as Brent futures on the IPE Exchange to hedge our crude costs.
We will continue with our hedging and risk management program in 2007, and we will continue to evaluate new approaches to enhance our hedging arrangement and margin protection.
Liquefaction
During 2006, InterOil, along with two other partners, have proposed a project proposal for the construction of a natural gas liquefaction plant to be built adjacent to our refinery. We are targeting a facility that will produce up to nine million tons per annum of LNG and condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk location as well as other potential suppliers of gas, and LNG storage and handling. The LNG facility will also interface with our existing refining facilities.
Strategic Priorities
Following is a table outlining the midstream segments progress towards the strategic priorities of the Company and its goals for 2007.

Strategic
Priorities	2006 Progress	2007 Goals
Capitalize and Expand on the Existing Business Assets
✓ Completed refinery optimization project to improve product slate, improve reliability and reduce fuel costs.

✓ Completed InterOil Power Fuel project at Moitaka Power Station. The downstream business won a tender to provide IPF to Moitaka supplied out of the refinery.

✓ Continued with crude optimization initiatives.

✓ Evaluate feasibility of improvements, modifications and additional equipment to improve flexibility and profitability of the refinery

✓ Continue to seek out potential markets for InterOil Power Fuel

✓ Seek profitable distillate export opportunities to increase contribution to fixed costs

✓ Cost reduction program targeting 10% reduction.

Target Acquisitions and Growth Opportunities in Papua New Guinea
✓ Commenced consultation with key stakeholders to discuss ways to stimulate local demand from the refinery

✓ Progressed discussions for LNG opportunity in Papua New Guinea with government and other potential partners.

✓ Achieve growth in local demand for products from the refinery

✓ Sign shareholder agreement and project agreement relating to the proposed LNG plant.

✓ Complete basis of design and commence front end engineering design.

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Strategic
Priorities	2006 Progress	2007 Goals
Position InterOil for Long-Term Oil and Gas Business Success	✓ Improved refinery profitability to almost a breakeven position in second half of 2006.	✓ Maintain the positive momentum achieved in third and fourth quarter 2006 and achieve a profitable outcome for 2007
WHOLESALE AND RETAIL DISTRIBUTION
Following the closing of the transaction to acquire Shell’s Papua New Guinea distribution assets in October 2006, we have the largest wholesale and retail petroleum product retail distribution base in Papua New Guinea. This business includes bulk storage, transportation distribution, and the wholesaling and retailing of refined petroleum products. We believe that the Shell acquisition has provided us with the level of business that exceeds the critical mass required to provide financial returns. Our downstream business supplies petroleum products nationally through a portfolio of retail service stations and commercial customers. As of December 31, 2006, we supplied approximately 67% of Papua New Guinea’s refined petroleum product needs. The head office for our wholesale and retail distribution business is currently located in Lae, the industrial center of Papua New Guinea.
Supply of Products
Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene and fuel oil as well as Shell and BP branded commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refining and marketing business segment. We import the commercial and industrial lubricants, which constitute a small percentage of our sales. We also import fuel oil that we sell to a domestic power plant. Sales of imported fuel oil constituted approximately 6% of the volume of refined products that we sold in 2006 and involve low margins.
All of the companies engaged in the distribution of petroleum products in Papua New Guinea utilize two shared tankers to supply petroleum products from our refinery to their terminals and depots. All of our terminals and depots, with the exception of three inland depots, are supplied petroleum products from these shared tankers. We do not own these tankers; but rather, they are engaged on a full time charter basis. We are responsible for the scheduling of all the deliveries made by these tankers to the petroleum industry participants in Papua New Guinea. The inland depots are supplied by road tankers which are owned and operated by third party independent transport operators.
We utilize our terminal and depot network to distribute refined petroleum products to retail service stations and commercial customers. We supply retail service stations and commercial customers with petroleum products using trucks or, in the case of some commercial customers, coastal ships. We do not own any of these shipping or trucking distribution assets and incur and pass on the cost of transportation charges for these services.
Retail Distribution
As of December 31, 2006, we provided petroleum products to 60 retail service stations that now operate under the InterOil brand name. Of the 60 service stations that we supply, 21 are either owned by or leased to us with a sublease to company approved operators. The remaining 39 service stations are independently owned and operated. We supply products to each of these service stations pursuant to distribution supply agreements. Under the cover of an equipment loan agreement, we also provide fuel pumps and related infrastructure to the operators of the majority of these retail service stations that are not owned or leased by us.
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Wholesale Distribution
In addition to our retail distribution network, we also supply petroleum products as a wholesaler to commercial clients. We own and operate six large terminals and eleven depots that we use to supply product throughout Papua New Guinea. We enter into commercial supply agreements with mining, agricultural, fishing, logging and similar commercial clients whereby we supply their petroleum product needs. Pursuant to many of these agreements, we supply and maintain company-owned above-ground storage tanks and pumps that are used by these customers. More than two-thirds of the volume of petroleum products that we sold during 2006 was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, these sales have a lower mark-up margin.
Competition
Our main competitor in the wholesale and retail distribution business in Papua New Guinea is ExxonMobil. . We also compete with smaller local distributors of petroleum products. We believe that we will be able to obtain refined products for our distribution business at competitive prices. We also believe that our commitment to growing our distribution business in Papua New Guinea at a time when major-integrated oil and gas companies have indicated a desire to exit the Papua New Guinea market provides us with a competitive advantage. However, major-integrated oil and gas companies such as ExxonMobil have greater resources than we do and could expand much more rapidly in this market than we can, if they chose to do so.
Customers
We sell approximately 20% of our refined petroleum products to Ok Tedi Mining Limited pursuant to wholesale distribution contracts. We do not anticipate that the loss of other wholesale distribution contracts would have a material impact on this business segment. However, due to the amount of petroleum products provided to Ok Tedi Mining Limited, the loss of this customer, at least in the short term, would adversely affect the profitability of our retail and wholesale distribution business segment.
Strategic Priorities
Following is a table outlining the downstream segments progress towards the strategic priorities of the Company and its goals for 2007.

Strategic
Priorities	2006 Progress	2007 Goals
Capitalize and Expand on the Existing Business Assets
✓ Secured a contract to provide IPF to Papua New Guinea’s Moitaka Power Station.

✓ Completed the construction of a 2 million liter diesel storage tank at our terminal in the province of East Sepik, to augment storage availability at that location.

✓ Further integrate Shell distribution assets into the existing InterOil business to capitalize on cost efficiencies and operational synergies.

✓ Continue to seek out potential markets for InterOil Power Fuel.

✓ To carry out full retail network plan and rationalize or expand the retail network as a result

Target Acquisitions and Growth Opportunities in Papua New Guinea
✓ Finalized the terms of acquisition for Shell Papua New Guinea’s distribution network. The Shell Papua New Guinea business was transferred to InterOil on October 1.

✓ Examined other potential downstream growth opportunities.

✓ Pursue acquisition opportunities in the aviation distribution business.

✓ Pursue other potential downstream growth opportunities.

✓ To target new mining ventures currently in the start up phase in Papua New Guinea.

✓ To complete a 5-year strategic plan to identify future growth within the surrounding region.

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COMMUNITY RELATIONS, SAFETY AND THE ENVIRONMENT
Our Human Resources, Compensation, Environmental, Health and Safety Committees undertake with the Board of Directors and management, all necessary procedures, policies and industry and country best practices that are designed to protect InterOil’s employees, contractors, members of the public, and the environment. We regularly assess our operations in consultation with our stakeholders in order to help identify opportunities to improve on our best practices. We believe that through these efforts we have contributed towards the creation of a safer environment for our employees, stakeholders and the citizens of Papua New Guinea.
Environment
Our operations in Papua New Guinea are subject to a comprehensive range of environmental laws and regulations and a variety of local and international conventions. The Papua New Guinea environmental law regime provides for laws concerning:

✓	Emissions of substances into, and pollution and contamination of, the atmosphere, waters and land;

✓	Production, use, handling, storage, transportation and disposal of waste, hazardous substances and dangerous goods;

✓	Conservation of natural resources;

✓	The protection of threatened and endangered flora and fauna; and

✓	The health and safety of people.
Specifically, this environmental legislation provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with our operations in the oil and gas industry. With respect to our exploration and production business segment, these environmental laws require that our sites be operated, maintained, abandoned and reclaimed to standards set out in the relevant legislation. The significant Papua New Guinea laws applicable to our operations include the Environment Act 2000; the Oil & Gas Act 1998; the Dumping of Wastes at Sea Act (Ch. 369); the Conservation Areas Act (Ch.362); and the International Trade (Flora and Fauna) Act (Ch.391).
The Environment Act 2000 is the single most significant legislation affecting our operations. This act regulates the environmental impact of development activities in order to promote sustainable development of the environment and the economic, social and physical well-being of people. The Environment Act 2000 imposes a duty to take all reasonable and practicable measures to prevent or minimize environmental harm. A breach of this act can result in significant fines or penalties. Under the Compensation (Prohibition of Foreign Legal Proceedings) Act 1995, no legal proceedings for compensation claims arising from petroleum projects in Papua New Guinea may be taken up or pursued in any foreign court.
Compliance with Papua New Guinea’s environmental legislation can require significant expenditures. The environmental legislation regime is complex and subject to different interpretations. Although no assurances can be made, we believe that, absent the occurrence of an extraordinary event, compliance with existing Papua New Guinea laws regulating the release of materials into the environment or otherwise relating to the protection of the environment will not have a material effect upon our capital expenditures, earnings or competitive position with respect to our existing assets and operations. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time.
Our goal is to implement and maintain positive environmental practices and high standards of safety and social responsibility in all our operations. We actively review and improve our programs with the support of our staff, the Papua New Guinea government and local communities.
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Community Relations
The objectives of the Community Relations and Land Management Program encompass;

✓	Managing the expectations and demands of benefit streams perceived as a result of the establishment of the refinery;

✓	Managing expectations of community assistance programs to community institutions, and;

✓	To manage land acquisition related compensation claims, demands and payments;
Although our refinery is located on state owned land we have developed a long-term community development assistance program that includes local communities from the three main villages in the vicinity. In compliance with Papua New Guinea law, our development philosophy is based on “bottom-up planning” thus ensuring that all planning and development takes the local community into account.
In our exploration areas we have a team of land and industrial relations officers who operate in the field. This team undertakes initial “land-owner” identification and assists with the recruitment of local village personnel. Other duties include the establishment of communication channels with the community and their leaders to ensure minimum social disruption and the smooth running of exploration activities. The officers also have the responsibility of paying compensation to land-owners with respect to our activities. Other activities include the provision of health and medical services to our employees, contractors and the local communities in the areas in which our exploration activities are conducted. This has led to improved health and living standards.
The recording of verbal histories, clan boundaries and genealogies has been integrated with our extensive geological mapping, seismic and drilling activities and provides a valuable resource for future use. Preliminary social mapping and landowner identification studies of the customary land owners in our license areas is carried out on a consultative basis with the relevant stakeholders prior to conducting geological and exploration activities. The social mapping and landowner identification studies are undertaken in order to understand the social structure, how society functions and its relationship to the land, as well as identifying the actual owners and occupiers of the customary land on which all of our exploration activities are conducted.
We also work closely with the national and provincial governments, landowners and the community in order to ensure all our activities have a minimum environmental impact on the flora and fauna and to understand the quality of life of the people that inhabit the areas in which we work.
We are committed to:

✓	Comply with all applicable laws, regulations and standards and where laws do not exist adopt and apply standards that reflect the company’s commitment to socially and environmentally responsible behaviors.

✓	Maintain close liaison with the Department of Petroleum and Energy and all relevant Government departments to ensure that InterOil complies with all government legislation and regulations relevant to its activities in Papua New Guinea.

✓	Providing a safe and healthy working environment for all employees and contractors, and establishing emergency response procedures that allow personnel to respond promptly and effectively.

✓	Establishing community development assistance programs to enhance and improve the standard of health and education.

✓	Pursuing socially responsible community relations initiatives that reflect the community’s needs, enhance our reputation and recognize the importance of the culture, heritage and traditional rights of the communities in which we operate.

✓	Understanding the traditional and contemporary culture, beliefs and social dynamics of locals in all project areas with particular reference to land matters, in order to better manage socio-economic changes in oil and gas exploration and in our refinery operations in Papua New Guinea.

✓	Ensuring community affairs issues are a major focus in the planning, management and delivery of our activities, while ensuring that our health, safety and environment operating procedures are adhered to in every task performed;
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✓	Communicating with employees, contractors, partners, government and the local project impacted communities in a transparent, open and proactive manner;

✓	Providing cultural awareness information and training to our employees and contractors at all levels;

✓	Ensuring compliance with all applicable industrial relations legislation and procedures in all employment arrangements with our contractors and sub-contractors; and

✓	Providing business development advice and support to appropriate, representative and sustainable community owned enterprises where they have the capability to provide cost effective and competent services.
RISK FACTORS
Our financial results are subject to numerous risks and uncertainties, some of which are described below. The risks and uncertainties described below are not the only risks facing us. Additional risks not presently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect us. If any of the following risks or uncertainties actually occur, our business, financial condition and results of operations could be materially adversely affected.
The exploration and production, the refining and the distribution businesses are competitive.
We operate in the highly competitive areas of oil exploration and production, refining and distribution of refined products. A number of our competitors have materially greater financial and other resources than we possess. Such competitors have a greater ability to bear the economic risks inherent in all phases of the industry.
In our exploration and production business, we will compete for the purchase of licenses from the government of Papua New Guinea and the purchase of leases from other oil and gas companies. Factors that affect our ability to compete in the marketplace include:

✓	Our access to the capital necessary to drill wells and acquire properties;

✓	Our ability to acquire and analyze seismic, geological and other information relating to a property;

✓	Our ability to retain the personnel necessary to properly evaluate seismic and other information relating to a property;

✓	The development of, and our ability to access, transportation systems to bring future production to the market, and the costs of such transportation systems;

✓	The standards we establish for the minimum projected return on an investment of our capital; and

✓	The availability of alternate fuel sources.
We will also compete with other oil and gas companies in Papua New Guinea for the labor and equipment needed to carry out our exploration operations. Most of our competitors have substantially greater financial and other resources than us. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive oil and gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for oil and gas prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties, and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating in the oil and gas business for a much longer time than we have and have demonstrated the ability to operate through industry cycles.
In our refining business, we will compete with several companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. BP has agreed to supply all of our feedstock. However, many of our competitors obtain a significant portion of their feedstocks from company-owned production, which may enable them to obtain feedstocks at a lower cost. The high cost of transporting goods to and from Papua New Guinea reduces the availability of alternate fuel sources and retail outlets for our refined
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products. Competitors that have their own production or extensive distribution networks are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, new technology is making refining more efficient, which could lead to lower prices and reduced margins. We cannot be certain that we will be able to implement new technologies in a timely basis or at a cost that is acceptable to us.
Our refinery has not operated at full capacity for an extended period of time and our profitability may be materially negatively affected if it is not able to do so.
Our refinery did not operate at full capacity during 2006. In addition our ability to operate our refinery at its rated capacity must be considered in light of the risks inherent in the operation of, and the difficulties, costs, complications and delays we face as the operator of, a relatively small refinery. These risks include, without limitation, shortages and delays in the delivery of crude feedstocks or equipment; contractual disagreements; labor shortages or disruptions; difficulties marketing our refined products; political events; accidents; and unforeseen engineering, design or environmental problems. If these risks prevent us from operating at full capacity in the future, our profitability may be negatively affected.
If we are not able to market all of our refinery’s output, we will not be able to operate our refinery at its full capacity and our financial condition and results of operations may be materially adversely affected.
The project agreement described under “Material Contracts” gives us certain rights to supply the domestic market in Papua New Guinea with our refined products. We have entered into domestic sales contracts with the major distributors in Papua New Guinea under which they will purchase refined products for distribution in Papua New Guinea exclusively from us. However, our project agreement provides that if there is more than one refinery operating in Papua New Guinea during the term of the project agreement, the right to supply the domestic market will be shared by the refineries in proportion to their refining capacities. Therefore, if one or more additional refineries are built in Papua New Guinea, our share of the domestic market will be diminished.
We are able to fulfill the domestic market in Papua New Guinea’s demand for our products by refining approximately 16,000 barrels of crude feedstock a day. Our refinery is rated to process up to 32,500 barrels of oil per day and our current optimization efforts are intended to further increase our daily throughput capacity. In order to process these additional barrels of crude feedstock, we must identify markets into which we can sell our products profitably. The operating margins currently needed for our refinery to sell refined products profitably and the cost and availability of obtaining tankers to export our refined products limit our ability to export our refined products from Papua New Guinea. In addition, under our current refinery configuration we are unable to export diesel and gasoline to Australia due to recent changes in Australia’s regulations regarding permitted sulfur and benzene content that our refined products currently do not meet.
We plan to market the balance of the refinery’s output in nearby regional markets. Although we have signed export contracts with Shell that expire in September 2007 and January 2008, we are currently operating the refinery at less than full capacity due to an inability to profitably export our refined products. We can give no assurances that we will be able to profitably market the refinery’s output to these regional markets and we may be unable to market all of the refinery’s output we produce. In addition, if our relationship with Shell were to terminate for any reason, we cannot assure you that we will be able to enter into other commercial agreements for the export of our refinery’s output.
If our refining margins do not meet our expectations, we may be required to write down the value of our refinery.
The determination of our refinery’s fair market value is highly dependent upon the difference between the sale price we receive for refined products that we produce and the cost of the crude feedstocks used to produce those refined products. This difference is commonly referred to as refining margin. The optimization work recently performed at our refinery has improved its operating efficiency. However, volatile market conditions beyond our control could cause our refining margins and resulting cash flows to fall below expectations for extended periods, should this occur we will be required to write down the carrying value of
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our refinery on our balance sheet. Any significant write down of the value of our refinery could result in our failure to meet the financial covenants under our outstanding loan agreements.
The prices we receive for the refined products we produce and sell are likely to continue to be subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and a variety of additional factors beyond our control. These factors include, but are not limited to, the condition of the worldwide economy and the demand for and supply of oil, the actions of the Organization of Petroleum Exporting Countries, governmental regulations, political stability in the Middle East and elsewhere, and the availability of alternate fuel sources. Oil and gas markets are both seasonal and cyclical. The prices for oil will affect:

✓	Our revenues, cash flows and earnings;

✓	Our ability to attract capital to finance our operations, and the cost of such capital;

✓	The value of our oil properties;

✓	The profit or loss we incur in refining petroleum products; and

✓	The profit or loss we incur in exploring for and developing reserves.
Our refinery’s financial condition may be materially adversely affected if we are unable to obtain crude feedstocks for our refinery.
Our project agreement requires the government of Papua New Guinea to take action to ensure that domestic crude oil producers sell us their Papua New Guinea domestic crude production for use in our refinery and that refined products for domestic Papua New Guinea use will be purchased from us by distributors at the import parity price. However, our agreement with BP Singapore is our only commercial agreement for the delivery of crude feedstock. The BP agreement expires on June 14, 2009. If our relationship with BP were to terminate for any reason, we cannot assure you that we will be able to enter into other commercial agreements to supply adequate feedstock to our refinery. In addition, early termination of the BP agreement could have a material adverse effect on our results of operations and financial condition.
Various crude oils that are suitable for use as refinery feedstock are available in the nearby region. However, our access to oil sourced from farther outside Papua New Guinea may be more limited. In addition, the increased cost, if any, of oil from outside Papua New Guinea may reduce our gross profit margins and negate the operational benefits of using such oil. We can provide no assurances that we will be able to obtain all of the oil needed to operate our refinery or that we will be able to obtain the crude feedstocks that allow us to operate our refinery at profitable levels.
Our refining operations expose us to risks, not all of which are insured.
Our refining operations are subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards and uncontrollable flows of crude oil and refined products. In addition, our refining operations are subject to hazards of loss from earthquakes, tsunamis and severe weather conditions. As protection against operating hazards, we maintain insurance coverage against some, but not all of such potential losses. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. In addition, losses may exceed coverage limits. As a result of market conditions, premiums and deductibles for certain types of insurance policies for refiners have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers now require broad exclusions for losses due to risk of war and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.
Our hedging activities may result in losses.
To reduce the risks of changes in the relative prices of our crude feedstocks and refined products, we may enter into hedging arrangements. Hedging arrangements would expose us to risk of financial loss in some circumstances, including the following:
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✓	If the amount of refined products produced is less than expected or is not produced or sold during the planned time period;

✓	If the other party to the hedging contract defaults on its contract obligations; or

✓	If there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.
In addition, these hedging arrangements may limit the benefit we would receive from increases in the price of our refined products relative to the prices for our crude feedstocks.
We may not be successful in our exploration for oil and gas.
We currently do not have any oil or gas reserves that are deemed proved, probable or possible pursuant to National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. As of December 31, 2006, we had drilled five unsuccessful exploration wells and have one discovery well which we are in the process of appraising. We plan to drill at least five additional exploration wells in Papua New Guinea during the next two years. We cannot be certain that the exploration wells we drill will be productive or that we will recover all or any portion of the costs to drill these wells. Because of the high cost, topography and subsurface characteristics of the areas we are exploring, we have limited seismic or other geoscience data to assist us in identifying drilling objectives. The lack of this data makes our exploration activities more risky than would be the case if such information were readily available.
In addition, our exploration and development plans may be curtailed, delayed or cancelled as a result of a lack of adequate capital and other factors, such as weather, compliance with governmental regulations, landowner interference, mechanical difficulties, shortages of materials, delays in the delivery of equipment, success or failure of activities in similar areas, current and forecasted prices for oil and changes in the estimates of costs to complete the projects. We will continue to gather information about our exploration projects, and it is possible that additional information may cause us to alter our schedule or determine that a project should not be pursued at all. You should understand that our plans regarding our projects are subject to change.
The successful acquisition and development of oil and gas properties requires an assessment of recoverable reserves, future oil and gas prices and operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact. As a result, we may not recover the purchase price of a property from the sale of production from the property, or may not recognize an acceptable return from properties we acquire. In addition, we cannot assure you that our exploitation activities will result in the discovery of any reserves. Our operations may be curtailed, delayed or canceled as a result of a lack of adequate capital and other factors, such as title problems, weather, compliance with governmental regulations or price controls, mechanical difficulties, or shortages or delays in the delivery of equipment. In addition, the costs of exploration and development may materially exceed initial estimates.
If we are unable to renew our petroleum licenses with the Papua New Guinea government, we may be required to discontinue our exploration activities in Papua New Guinea.
Our petroleum prospecting licenses are granted for a period of six years. However, every two years we are required to submit a work program containing our minimum expenditures for the succeeding biannual period. In order for us to retain our licenses, the Papua New Guinea government could require us to expend more than we have budgeted or deem appropriate. If we are unable to meet the minimum expenditure levels or determine that making such expenditures is not in our best interests, we will be required to relinquish our petroleum prospecting licenses.
Our petroleum retention licenses are granted for a period of five years. In connection with an application for, or a renewal of, a petroleum retention license, we are required to submit a one year work program and a work program for the remaining four years that is contingent on the results of the first year’s operations. If we determine that the contingent work is not justified or requires revision, we may be required to renegotiate the terms of the work program with the government of Papua New Guinea in order to retain our retention
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license. If we were unable to agree upon a revised work program for the remaining term of the retention license, we may be required to forfeit the license.
Our investments in Papua New Guinea are subject to political, legal and economic risks that could materially adversely affect their value.
Our investments in Papua New Guinea involve risks typically associated with investments in developing countries, such as uncertain political, economic, legal and tax environments; expropriation and nationalization of assets; war; renegotiation or nullification of existing contracts; taxation policies; foreign exchange restrictions; international monetary fluctuations; currency controls; and foreign governmental regulations that favor or require the awarding of service contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Political conditions have at times been unstable in Papua New Guinea. We attempt to conduct our business in such a manner that political and economic events of this nature will have minimal effects on our operations. We believe that oil exploration and refinery operations are in the long term best interests of Papua New Guinea and that we will continue to have the support of the current government. Notwithstanding the current support, our ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes over which we have no control. There can be no assurance that we have adequate protection against any or all of the risks described above.
In addition, if a dispute arises with respect to our Papua New Guinea operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada or the United States.
New legislative, administrative or judicial actions that constrain licenses and permits from various government authorities may have a material adverse affect on the companies operations.
Our operations require licenses and permits from various governmental authorities to drill wells, operate the refinery and market our refined products. We believe that we hold all necessary licenses and permits under applicable laws and regulations for our operations in Papua New Guinea and believe we will be able to comply in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits that may be required to maintain for continued operations.
Weather and unforeseen operating hazards may adversely impact our operating activities.
Our operations are subject to risks inherent in the oil and gas industry, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, equipment failures, pollution, and other environmental risks. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage, and suspension of operations. Our Papua New Guinea operations are subject to a variety of additional operating risks such as earthquakes, mudslides, tsunamis, cyclones and other effects associated with active volcanoes, extensive rainfall or other adverse weather conditions. Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on our financial condition and results of operations.
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Our significant debt levels and our debt covenants may limit our future flexibility in obtaining additional financing.
As of December 31, 2006, we had $184.2 million in long-term debt, excluding current maturities. The level of our indebtedness will have important effects on our future operations, including:
✓	A portion of our cash flow will be used to pay interest and principal on our debt and will not be available for other purposes;

✓	Our OPIC loan agreement, secured loan agreement and BNP credit facility contain financial tests which we must satisfy in order to avoid a default under such credit facilities; and

✓	Our ability to obtain additional financing for capital expenditures and other purposes may be limited.
We make, and will continue to make, substantial capital expenditures for exploration, development, acquisition and production of oil and gas reserves, refinery expansions and improvements, acquisitions of distribution assets, and for further capital acquisitions and expenses. We will need additional financing to complete our business plans. If we are unable to obtain debt or equity financing because of lower refining margins, lower oil prices, delays, operating difficulties, construction costs, or lack of drilling success, we may not have the ability to expend the capital necessary to undertake or complete future drilling programs and to make other needed capital expenditures. We also intend to make offers to acquire oil and gas properties and distribution assets in the ordinary course of our business. If these offers are accepted, our capital needs may increase substantially. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.
Our ability to recruit and retain qualified personnel may have a material adverse effect on our operating results and stock price.
Our success depends in large part on the continued services of our executive officers, our senior managers and other key personnel. The loss of these people, especially without advance notice, could have a material adverse impact on our results of operations and our stock price. It is also very important that we attract and retain highly skilled personnel, including technical personnel, to operate our refinery, accommodate our exploration plans, and replace personnel who leave. Competition for qualified personnel can be intense, and there are a limited number of people with the requisite knowledge and experience. Under these conditions, we could be unable to recruit, train, and retain employees. If we cannot attract and retain qualified personnel, it could have a material adverse impact on our operating results and stock price.
Petroleum Independent and Exploration Corporation can affect our raising of capital through the issuance of common shares or securities convertible into common shares.
Mr. Phil E. Mulacek, our Chief Executive Officer, is the President of, and has an ownership interest in, Petroleum Independent and Exploration Corporation. Petroleum Independent and Exploration Corporation owns 433,169 of our common shares, and has a right to exchange its remaining 5,000 shares of S.P. InterOil, LDC on a one-for-one basis for our common shares. Our articles of amalgamation contain restrictions on our issuance of common shares or securities convertible into common shares, except with, among other things, the consent of Petroleum Independent and Exploration Corporation. Mr. Mulacek has an ownership interest in, and Petroleum Independent and Exploration Corporation is the sole general manager of, P.I.E. Group, LLC, which, with Commodities Trading International Corporation, have pre-emptive rights in respect of issuances of our common shares or securities convertible into common shares. Therefore, through his control of Petroleum Independent and Exploration Corporation and P.I.E. Group, LLC, Mr. Mulacek or any successor to his interest in those companies can prevent us from raising capital through the issuance of common shares or securities convertible into common shares.
Compliance with and changes in environmental laws could adversely affect our performance.
We are subject to extensive laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures and the characteristics and composition of gasoline and diesel fuels. If we violate or fail to comply with these laws and regulations, we could be fined
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or otherwise sanctioned. Because environmental laws and regulations are increasingly becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, the level of future expenditures required for environmental matters could increase in the future. In addition, any major upgrades to our refinery could require material additional expenditures to comply with environmental laws and regulations.
You may be unable to enforce your legal rights against us.
We are a New Brunswick, Canada Corporation. Substantially all of our assets are located outside of Canada and the United States. It may be difficult for investors to enforce, outside of Canada and the United States, judgments against us that are obtained in Canada or the United States in any such actions, including actions predicated upon the civil liability provisions of the securities laws of Canada and the United States. In addition, many of our directors and officers are nationals or residents of countries outside of Canada and the United States, and all, or a substantial portion of, the assets of such persons are located outside of Canada and the United States. As a result, it may be difficult for investors to affect service of process within Canada or the United States upon such persons or to enforce judgments against them obtained in Canadian or United States courts, including judgments predicated upon the civil liability provisions of the securities laws of Canada or the United States.
Changing regulations regarding corporate governance and public disclosure could cause additional expenses and failure to comply may adversely affect our reputation and the value of our securities.
Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because of the lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. Our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
Beginning with our annual report for the year ending December 31, 2007, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 40-F, which is to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. That report will also be required to include a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting.
In order to achieve compliance with Section 404 within the prescribed period, management has adopted a detailed project work plan to assess the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented, remediate any control weaknesses that may be identified, and implement a continuous reporting and improvement process for internal control over financial reporting. Any failure to comply with applicable laws relating to corporate governance and public disclosure may materially adversely affect our reputation and the value of our securities.
DIVIDENDS
To date we have not paid dividends on our common shares and currently reinvest all cash flow from operations for the future operation and development of our business. Our OPIC loan agreement restricts the subsidiaries that operate our refining business segment from paying dividends to its parent companies and ultimately to InterOil.
Revised Annual Information Form      INTEROIL CORPORATION      33

DESCRIPTION OF OUR CAPITAL STRUCTURE
We are authorized to issue an unlimited number of common shares. Holders of common shares are entitled to one vote per share at meetings of our shareholders, to receive dividends on common shares when declared by our Board of Directors and to receive pro-rata our remaining property and assets upon our dissolution or winding up, subject to any rights having priority over the common shares.
Our articles of amalgamation contain restrictions on our issuance of common shares or securities convertible into common shares without the approval of Petroleum Independent and Exploration Corporation, a corporation controlled by Phil Mulacek, our Chief Executive Officer. There are also pre-emptive rights in our articles granted to P.I.E. Group LLC, a company controlled by our Chief Executive Officer, and Commodities Trading International Corporation in respect of issuances of our common shares or securities.
Our by-laws and governing statute, the Business Corporations Act (New Brunswick), provide for cumulative voting for the election for directors such that each shareholder entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the common shares held by such shareholder multiplied by the number of directors to be elected, and may cast all such votes in favor of one candidate or distribute them among all candidates in any manner.
MARKET FOR OUR SECURITIES
Our common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars, on the American Stock Exchange under the symbol IOC in US dollars, and on the Port Moresby Stock Exchange under the symbol IOC in Papua New Guinea Kina. The following tables disclose the monthly high and low trading prices and volume of our common shares traded on the TSX and AMEX during 2006:
Toronto Stock Exchange (TSX:IOL) in Canadian Dollars

Month	High	Low	Volume
January	$31.30	$18.75	771,500
February	$20.53	$18.30	481,100
March	$19.83	$14.70	504,500
April	$17.97	$15.10	261,000
May	$18.95	$13.55	371,500
June	$22.95	$14.37	316,800
July	$22.75	$19.31	109,700
August	$21.99	$13.32	339,900
September	$21.76	$16.22	187,400
October	$21.75	$17.30	459,800
November	$34.99	$20.56	1,430,400
December	$35.41	$29.44	441,900

Total			5,675,500

Revised Annual Information Form      INTEROIL CORPORATION      34

American Stock Exchange (AMEX:IOC) in United States Dollars

Month	High	Low	Volume
January	$26.41	$16.00	7,592,100
February	$18.75	$15.80	3,655,900
March	$17.50	$12.64	6,285,700
April	$15.82	$13.05	3,348,200
May	$17.26	$12.75	5,848,000
June	$20.54	$12.96	6,014,200
July	$20.14	$16.70	3,976,600
August	$19.46	$12.14	7,848,000
September	$19.50	$14.50	5,553,700
October	$19.59	$15.20	1,000,500
November	$30.80	$18.05	21,506,200
December	$30.50	$26.12	10,009,700

Total			92,638,800

Prior Sales
In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us $125 million and we agreed to drill eight exploration wells in Papua New Guinea. Investors are able to convert their interests under the agreement into a maximum of 3,333,334 of our common shares.
We issued $45.0 million in 8.875% senior convertible debentures due 2009 and warrants to purchase 359,415 of our common shares in private placements on August 27, 2004 and September 3, 2004. The debentures were subsequently converted into 2.4 million of our common shares. Each warrant entitles the holder to purchase one common share at an exercise price of $21.91, subject to certain adjustments, until August 27, 2009. As of December 31, 2006, warrants to purchase 340,247 common shares remained outstanding.
During 2004, we raised $12.2 million from PNG Drilling Ventures Limited for our second indirect interest participation agreement program. As of December 31, 2005, PNG Drilling Ventures Limited had converted $2.5 million of their investment into 141,545 of our common shares. As of December 31, 2006, PNG Drilling Ventures Limited had converted their remaining interest into 575, 575 shares and also retained 6.75% in the next four wells. Elk–1 is the first of these wells. PNG Drilling Ventures Limited also has the right to participate in the 16 wells to follow the four mentioned above up to interest of 5.75% at a cost of $112,500 per well (with higher amounts to be paid if the depth exceeds 3,500 meters and the cost exceeds $8.5 million).
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor, that converted all of its interests to common shares in fiscal year 2004, has the right to participate up to 4.25% interest in wells 9 to 24. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
Revised Annual Information Form      INTEROIL CORPORATION      35

DIRECTORS AND OFFICERS
The following table provides information with respect to all of our directors and executive officers.
Directors and Officers

Name	Address	Position	Date of Appointment
Phil E. Mulacek	The Woodlands, TX, USA	Chairman, CEO, & Director	May 29, 1997
Christian M. Vinson	The Woodlands, TX,USA	Vice President of Corporate Development and Government Affairs, & Director	May 29, 1997
Gaylen J. Byker	Grand Rapids, MI, USA	Director(1)	May 29, 1997
Roger N. Grundy	Matlock Derbyshire, UK	Director	May 29, 1997
Donald R. Hansen	Calgary, AB, Canada	Director(2)	December 29, 2006
Edward N. Speal	Toronto, ON, Canada	Director(3)	June 25, 2003
Anesti Dermedgoglou	Cairns, QLD, Australia	Vice President of Investor Relations	June 3, 2002
Peter Diezmann	Lae, Papua New Guinea	General Manager — Wholesale and Retail Distribution	March 1, 2005
Gerry Gilbert	Cairns, QLD, Australia	General Manager — Exploration and Production	July 1, 2005
William J. Jasper III	Cairns, QLD, Australia	President and Chief Operating Officer	August 30, 2006
Anthony Poon	Sydney, NSW, Australia	General Manager — Supply and Trading	October 1, 2005
Collin F Visaggio	Perth, WA, Australia	Chief Financial Officer	October 26, 2006

(1)	Gaylen Byker acted as Chairman of the Audit Committee, the Nominating and Corporate Governance Committee and Compensation Committee.

(2)	Donald Hansen acted as a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee from the date of his appointment, December 29, 2006.

(3)	Edward Speal acted as a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee
As of February 28, 2007, our directors and executive officers as a group beneficially owned 7,519,381 common shares, representing 25.2% of our outstanding common shares. The common shares beneficially owned by our directors and executive officers exclude 662,000 shares issuable upon exercise of outstanding options.
The following is a brief description of the background and principal occupation of each director and executive officer during the preceding five years:
Revised Annual Information Form      INTEROIL CORPORATION      36

Phil E. Mulacek is the Chairman of our Board of Directors and our Chief Executive Officer. He has held these positions since the inception of InterOil in 1996. Mr. Mulacek is the founder and President of Petroleum Independent Exploration Corporation based in Houston, Texas. Petroleum Independent Exploration Corporation was established in 1981 for the purposes of oil and gas exploration, drilling and production, and operated across the southwest portion of the United States. Petroleum Independent Exploration Corporation led the development of our refinery and the commercial activities that were necessary to secure the refinery’s economic viability. Mr. Mulacek has over 25 years experience in oil and gas exploration and production and holds a Bachelor of Science Degree in Petroleum Engineering from Texas Tech University.
Christian M. Vinson is Executive Vice President of InterOil and head of Corporate Development & Government Affairs. From 1995 to August 2006 he was our Chief Operating Officer. Mr. Vinson joined us from Petroleum Independent Exploration Corporation, a Houston, Texas based oil and gas exploration and production company. Before joining Petroleum Independent Exploration Corporation, Mr. Vinson was a manager with NUM Corporation, a Schneider company involved in mechanical and electrical engineering automation, in Naperville, Illinois where his responsibilities included the establishment of the company’s first office in the United States. Mr. Vinson earned an Electrical and Mechanical Engineering degree from Ecole d’Electricité et Mécanique Industrielles, Paris, France.
Gaylen J. Byker is President of Calvin College, a liberal arts institution of higher learning, located in Grand Rapids, Michigan. Dr. Byker has obtained four university degrees including a PhD in international relations from the University of Pennsylvania and a Doctorate of Jurisprudence from the University of Michigan. Dr. Byker is a former partner of Offshore Energy Development Corporation where he was head of Development, Hedging and Project Finance for gas exploration and transportation projects offshore. Prior to joining OEDC, he was co-head of Commodity Derivatives at Phibro Energy, Inc., a subsidiary of Salomon, Inc. and head of the Commodity-Indexed Transactions Group at Banque Paribas, New York, with worldwide responsibility for hedging and financing transactions utilizing long-term commodity price risk management. Dr. Byker was manager of Commodity-Indexed Swaps and Financings for Chase Manhattan Investment Bank, New York, and was also a lawyer at Morgan, Lewis & Bockius in Philadelphia, Pennsylvania, U.S..
Roger N. Grundy is the Managing Director of Breckland Ltd, a UK-based engineering consulting firm, and is an internationally recognized expert in the area of refinery efficiency. Mr. Grundy serves as the Technical Director for our refinery and has acted as a consultant to more than 150 existing refineries on six continents for major oil companies, independents and various banks. Mr. Grundy has 40 years experience in all areas of oil refinery and petrochemical operations and construction and holds an Honors Degree in Mechanical Engineering from University College, London. He is also a Fellow of the UK Institution of Mechanical Engineers, Member of the American Institute of Chemical Engineers and a Member of the Energy Institute.
Donald R. Hansen is currently Managing Director with Scotia Waterous in their Calgary, Alberta head office. His focus is on the Private Equity side of their business. Mr. Hansen is also Chief Executive Officer of his privately owned oil and gas consulting company, Red Deer River Energy Corp. Formerly, Mr. Hansen was Vice President, International Energy Operations for Unocal Corp. in Houston, Texas. In his capacity with Unocal in Houston, Mr. Hansen had regional VP responsibilities for West Africa, Latin America, Caspian, China, Europe, Russia, Alaska and Canada as well as new international ventures. Prior to moving to Houston with Unocal, Mr. Hansen resided in Calgary, Alberta and was President and CEO of Northrock Resources Ltd., the Canadian business unit and a wholly owned subsidiary of Unocal Corporation. Northrock Resources Ltd. was a Canadian publicly traded exploration and production company that was sold to Unocal in 2000. Mr. Hansen was President and CEO of Northrock Resources Ltd., and helped build the company from a virtual start-up to over 30,000 boed of production. Prior to Northrock, Mr. Hansen was Vice President Operations for Sceptre Resources and held positions in production engineering, exploitation and gas marketing at Dome Petroleum and Amoco Canada.
Mr. Hansen has had over 26 years of Exploration and Production experience. He joins InterOil with significant board experience and has served on the boards of Black Gold Energy LLC, several Unocal domestic and foreign subsidiaries, Asia Society Texas, Houston, the Unocal Foundation and Northrock Resources Ltd. Mr. Hansen has also served two terms as Governor, Canadian Association of Petroleum Producers in Calgary, and has served on the boards of; YMCA, Calgary, North West Family Church, Calgary, and a private technology company, Outland Technologies Inc. In 1980, Mr. Hansen earned a Bachelor of Science degree in engineering from the University of Saskatchewan with great distinction.
Revised Annual Information Form      INTEROIL CORPORATION      37

Edward N. Speal is based in Toronto, Ontario and is President and CEO of BNP Paribas (Canada). Previously, Mr. Speal was Managing Director responsible for the Energy, Project Finance and Corporate Banking businesses for BNP Paribas in Canada. Mr. Speal was the President and Chief Executive Officer of Paribas Bank of Canada from 1996 to 2000. Mr. Speal worked in New York for Banque Paribas running its Commodity Index Trading Group from 1992 until 1996. From 1989 to 1991, he was managing director of R. P. Urfer & Co., working on an exclusive basis for Banque Paribas as Advisory Director assisting in the establishment and development of its global commodity derivatives business. From 1983 to 1989, Mr. Speal worked for the Chase Manhattan Bank of Canada. Mr. Speal is a Canadian citizen and is a graduate of Queen’s University at Kingston.
Anesti Dermedgoglou is our Vice President of Investor & Public Relations. Mr. Dermedgoglou joined us in 2002. From 1998 until joining us, Mr. Dermedgoglou was a stock broker with Merrill Lynch in Perth, Western Australia. From 1996 to 1998 Mr. Dermedgoglou was a stock-broker at Porter Western Limited in Perth, Western Australia. Mr. Dermedgoglou was a Director of Frankel Pollack Vinderine Inc, one of the largest stock broking companies in South Africa, from 1986 to 1996. Mr. Dermedgoglou is a former member of the Johannesburg Stock Exchange. Mr. Dermedgoglou has worked in the stock broking industry for 16 years and holds a Bachelor of Commerce Degree from The University of South Africa.
Peter Diezmann is General Manager of our Wholesale and Retail Distribution business segment. Mr. Diezmann joined us in March 2005. Prior to joining us, Mr. Diezmann had worked first for Amoco Oil Company and then following it’s acquisition by BP, for BP Australia since 1981, serving in various capacities, including retail, wholesale, distributor, and terminals & logistics management positions, and as General Manager of BP Papua New Guinea for four years prior to our acquisition of that business. Mr. Diezmann holds a Masters of Business Administration (MBA) Degree from James Cook University in Queensland, Australia.
Gerry Gilbert is General Manager of our Exploration and Production business segment. Mr. Gilbert joined us in July 2005. Mr. Gilbert was CEO of Oluma, Inc., a company that designs, manufactures, and markets a suite of fiber-optic products and systems from July 2004 until May 2005. From September 2001 to June 2004, Mr. Gilbert was the Senior VP—International for Transworld Exploration and Production and was responsible for the company’s exploration and production activities which were largely focused in West Africa, New Zealand and Indonesia. From August 2000 until September 2001, Mr. Gilbert worked as an independent consultant to the exploration and production industry. From July 1995 until August 2000, Mr. Gilbert was Executive VP and President, respectively, for Western Atlas’ and Baker Hughes’ exploration and production groups. Mr. Gilbert’s professional career spans 37 years in the upstream oil and gas industry and oil service industry. Mr. Gilbert has held senior management positions in the geophysical service divisions of Western Atlas, Halliburton and Texas Instruments. Mr. Gilbert has a Bachelor of Science Degree in Electrical Engineering from the University of Texas at Austin, a Master of Science Degree in Electrical Engineering from Southern Methodist University and has also completed The Management Program at Rice University. Mr. Gilbert is a member of the Geology Foundation Advisory Council at UT Austin, the Society of Petroleum Engineers, the Society of Exploration Geophysicists, the American Association of Petroleum Geologists, the European Association of Geoscientists and Engineers and the IEEE.
William J Jasper III is President and Chief Operating Officer of InterOil Corporation. Mr. Jasper joined us on August 30, 2006. Mr. Jasper, as President of InterOil leads the refining and downstream business. Prior to joining us, Mr. Jasper had worked for Chevron Pipe Line Company since 1974, serving in leadership and management capacities over facilities, pipelines and terminals. Mr. Jasper has an extensive background in operations and maintenance. Prior to this role Mr. Jasper had served 4 years as Chairman of the West Texas LPG Partnership Board of Directors. Mr. Jasper was also past President and General Manager of Kenai Pipe Line Company in Alaska, and West Texas Gulf Pipeline in Texas.
Revised Annual Information Form      INTEROIL CORPORATION      38

Anthony Poon is General Manager of our Supply, Trading & Risk Management department. Mr. Poon joined us in October 2005. From January 2003 until joining us, Mr. Poon was a private oil trading and risk management consultant. During 2002, Mr. Poon served as a Business Manager/Operations Leader with ChevronTexaco Singapore. Prior to joining ChevronTexaco, Mr. Poon had been employed by Caltex in Singapore for more than 30 years. Mr. Poon’s last position with Caltex was Head of the International Crude Oil Trading Department for Caltex in Singapore where he was responsible for crude and derivatives trading and price risk management, including crude supply to Caltex’s refineries worldwide. During his tenure at Caltex, Mr. Poon held various positions involving refinery supply operations, shipping, terminalling, demurrage and oil loss claims, and crude and refined product operations.
Collin F Visaggio is Chief Financial Officer of InterOil. Mr. Visaggio joined us on July 17, 2006 and was appointed to the position of Chief Financial Officer on October 26, 2006. Mr. Visaggio is a Certified Practicing Accountant with a Bachelor and a Masters Degree in Business. He has also attended the Stanford Senior Executive Program in Management.
Mr. Visaggio is a seasoned oil and gas executive who has 24 years’ experience in senior financial and business positions within Woodside Petroleum and BP Australia. His career has given him a broad spectrum of financial and business experience in Exploration and Production, Offshore Gas Production, Oil Refining, LNG and Domestic Gas. Mr. Visaggio spent most of his career at Woodside Petroleum from March 1988 to July 2005, with his most recent positions being Manager, Compliance and Business for the Africa Business Unit, and Manager, Commercial and Planning for the Gas Business Unit. His responsibilities included the management of the business unit financial and business processes and implementing governance. Prior to this and during his 17 years with Woodside he was Deputy Chief Financial Officer and Financial Analysis and Planning Manager within Corporate Finance. Prior to joining InterOil Mr. Visaggio was Chief Financial Officer for Alocit Group Ltd from July 2005 until March 2006.
Mr. Visaggio currently serves as Chairman of the Board of Directors and Chairman of the Finance Committee of Santa Maria Ladies College. Mr Visaggio has served as Director and Officer of Santa Maria College since February 2004.
BOARD COMMITTEES
Our Board of Directors has formed an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Dr. Byker, Mr. Hansen and Mr. Speal are the members of each of these committees. Dr. Byker is the Chairman of the Audit Committee and the Nominating and Corporate Governance Committee. Dr. Byker is also the Chairman of the Compensation Committee. Dr. Folie, who resigned as a director effective October 1, 2006, was previously a member of both of these committees and prior to his resignation acted as the Chairman of the Compensation Committee.
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTION
Phil Mulacek, our Chief Executive Officer, and Gaylen Byker, a director of InterOil is has ownership interests in certain subsidiaries of InterOil, which are described under “Corporate Structure”, as follows:
✓	Mr. Mulacek controls P.I.E. Group LLC and entities controlled by Mr. Byker, also have an ownership interest in P.I.E. Group LLC. P.I.E. Group LLC. owns 0.01% interest of S.P.I. Exploration and Production Corporation. S.P.I. Exploration and Production Corporation is a holding company that owns InterOil’s upstream operating subsidiaries that hold exploration licenses and conduct exploration activities in Papua New Guinea.

✓	Petroleum Independent and Exploration Corporation (“P.I.E.”) has a 0.02% interest of S.P. InterOil, LDC, which is a holding company of InterOil that owns InterOil’s midstream operating subsidiaries that own and operate InterOil’s refinery in Papua New Guinea. Mr. Mulacek is the President of, and has an ownership interest in, P.I.E. P.I.E. was paid a management fee of $150,000, $150,000, and $150,410 during 2006, 2005 and 2004, respectively. This management fee relates to Petroleum Independent and Exploration Company being appointed the General Manager of our subsidiary, S.P. InterOil, LDC.
Revised Annual Information Form      INTEROIL CORPORATION      39

✓	P.I.E. has a 0.01% interest of S.P.I. Distribution Limited, which is a holding company of InterOil that owns InterOil’s wholesale and retail distribution operations.

✓	We had no loans with P.I.E. in 2006. In 2005 and 2004, we made interest payments of $9,376, and $246,745, and loan principal payments of $1.1 million and $2.2 million to P.I.E. As of December 31, 2005, we had repaid all amounts that we owed to P.I.E. The loans outstanding to P.I.E. were for amounts loaned by lending institutions to P.I.E. These loans were collateralized by barges legally owned by P.I.E. but beneficially owned by us and common shares of ours owned by P.I.E. The interest rates charged to us by P.I.E. reflected the actual interest rates paid by P.I.E. to the lending institutions.
Breckland Limited provides technical and advisory services to us on normal commercial terms. Roger Grundy, one of our directors, is also a director of Breckland and he provides consulting services to us as an employee of Breckland. Breckland was paid $140,165, $179,608 and $120,426 in fees and expenses during 2006, 2005 and 2004, respectively.
LEGAL PROCEEDINGS
The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
The Company currently has an outstanding $10.6 million cost of control insurance claim for the Elk well which is being assessed by the loss adjusters. The amount and timing of any payment related to this claim is currently unknown.
MATERIAL CONTRACTS
Each of the following material agreements has been filed on SEDAR at www.sedar.com.

Date	Description
May 4, 2006	Credit Agreement between InterOil Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Clarion Finanz AG

May 4, 2006	Memorandum of Understanding between InterOil Corporation, Merrill Lynch and Clarion Finanz AG

January 4, 2006	Purchase and Sale Agreement between InterOil Products Limited and Shell Overseas Holdings Limited

December 27, 2005	Code of Ethics and Business Conduct

August 12, 2005	$150 Million Secured Revolving Crude Import Facility between EP InterOil, Ltd. and BNP Paribas, Singapore Branch. Amended August 14, 2006 and increased to $170 million.

February 25, 2005	Amended and Restated Indirect Participation Interest Agreement between InterOil Corporation and the Investors signatory thereto

May 12, 2004	Amended Indirect Participation Interest Agreement between InterOil Corporation and PNG Energy Investors, LLC

July 21, 2003	Drilling Participation Agreement between InterOil Corporation and PNG Drilling Ventures Limited. Amended in May 2006

March 26, 2002	Engineering, Procurement and Construction Contract for InterOil Refinery between InterOil Limited and Clough Niugini Limited

June 12, 2001	Loan Agreement between EP InterOil, Ltd. and Overseas Private Investment Corporation, as amended
Revised Annual Information Form      INTEROIL CORPORATION      40

Date	Description
December 21, 2001	Crude Supply Agency and Sales Agreement between EP InterOil, Ltd. and BP Singapore Pte Limited

March 23, 2001	Export Marketing and Shipping Agreement between EP InterOil, Ltd. and Shell International Eastern Trading Company

February 6, 2001	Agreement for the Sale and Purchase of Naphtha between EP InterOil, Ltd. and Shell International Eastern Trading Company

May 29, 1997	Refinery State Project Agreement between InterOil Limited, EP InterOil, Ltd. and The Independent State of Papua New Guinea
Credit Agreement dated May 4, 2006
The Credit Agreement dated May 4, 2006 between us, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Clarion Finanz AG (as co-lead arrangers and co-bookrunners) and others provides for the establishment of a $130.0 million secured credit facility for us.
The loan notes issued under the credit facility have a 24 month maturity and require quarterly interest payments in arrears. The applicable interest rate is 4% until the fourth quarterly payment date, after which it will increase to 10%. If we enter into a joint venture / project development agreement to pursue an LNG/NGL project in Papua New Guinea with Clarion Finanz AG and Merrill Lynch Commodities (Europe) Limited (or affiliates) by that payment date, the interest rate will remain at 4%.
The loans are repayable on maturity with optional prepayments. The Credit Agreement also provides for mandatory prepayments out of net cash proceeds in respect of certain prepayment events.
As a condition of the Credit Agreement, we entered into a memorandum of understanding with Clarion Finanz AG and Merrill Lynch Commodities (Europe) Limited (outlining the terms under which the parties have the right to participate in certain LNG/NGL projects in Papua New Guinea) and an engagement letter with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Clarion Finanz AG (relating to certain potential securities offerings by us or our subsidiaries).
Purchase and Sale Agreement dated January 4, 2006
The Purchase and Sale Agreement dated January 4, 2006 with Shell Overseas Holdings Limited provides for the purchase by us of all of the outstanding shares of Shell Papua New Guinea Limited. Shell Papua New Guinea Limited owns wholesale and retail distribution assets in Papua New Guinea. The purchase price for the shares is $10.0 million, plus the value of Shell Papua New Guinea Limited’s net current assets. This agreement provides that the closing of the acquisition is subject to the approval of several governmental authorities in Papua New Guinea. The transaction contemplated by this agreement closed on October 1, 2006.
Code of Ethics and Business Conduct dated December 27, 2005
We established a Corporate code of ethics and business conduct on December 27, 2005. The code applies to all directors, officers and employees of InterOil and its subsidiaries. It covers a number of key corporate compliance areas and serves as a guide to all directors, officers and employees.
$150 Million Secured Revolving Crude Import Facility dated August 12, 2005
We entered into a $150.0 Million Secured Revolving Crude Import Facility with BNP Paribas, Singapore Branch on August 12, 2005. The terms of this agreement are described under “General Development of Our Business.” On August 14, 2006 this facility was increased to an amount of $170.0 million and renewed until June 30, 2007.
Revised Annual Information Form      INTEROIL CORPORATION      41

Amended and Restated Indirect Participation Interest Agreement dated February 25, 2005
In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us $125.0 million and we agreed to drill eight exploration wells in Papua New Guinea on Petroleum Prospecting Licenses 236, 237 or 238. The terms of this agreement are described under “Description of Our Business—Exploration and Production—Indirect Participation Interest Agreement.”
Amended Indirect Participation Interest Agreement dated May 12, 2004
We entered into an Amended Indirect Participation Interest Agreement with PNG Energy Investors, LLC on May 12, 2004. This agreement grants PNG Energy Investors the right to acquire up to a 4.25% working interest in 16 exploration wells following our drilling of an initial eight exploration wells. As of December 31, 2006, we had drilled five exploration wells. PNG Energy Investors will have the right to acquire a working interest in the ninth through the 24th exploration well. PNG Energy Investors is required to pay us for its initial interest in such exploration wells and for all completion and future development costs attributable to its interest in any wells in which it acquires an interest.
Drilling Participation Agreement dated July 21, 2003
During 2004, we raised $12.2 million from PNG Drilling Ventures Limited, as agent and trustee for its investors, pursuant to the Drilling Participation Agreement. Under this agreement PNG Drilling Ventures has the right to acquire a working interest in our first 16 exploration wells equal to 13.5% multiplied by the result of eight divided by the number of exploration wells we drill. PNG Drilling Ventures will be required to pay its share of any completion costs for future exploration wells or future development costs if an exploration well is a commercial success. As of December 31, 2005, PNG Drilling Ventures Limited had converted $2.5 million of their investment into 141,545 of our common shares. As of December 31, 2006, PNG Drilling Ventures Limited had converted their remaining interest into 575, 575 shares and also retained 6.75% in the next four wells. Elk–1 is the first of these wells. PNG Drilling Ventures Limited also has the right to participate in the 16 wells to follow the four mentioned above up to interest of 5.75% at a cost of $112,500 per well (with higher amounts to be paid if the depth exceeds 3,500 meters and the cost exceeds $8.5 million).
Engineering Procurement and Construction Contract dated March 26, 2002
On March 26, 2002, we entered into an engineering procurement and construction contract with Clough Niugini Limited, which provides for the design, procurement, and construction of our refinery. This agreement was a lump-sum, turnkey contract providing for a construction/commissioning period of 26 months. Except for the defect liability provisions which expired in January 2006, this construction contract terminated upon practical completion of the refinery in January 2005. Pursuant to a settlement agreement between us and Clough, all outstanding issues between us regarding the terms of this contract and the warranties have been resolved.
OPIC Loan Agreement dated June 12, 2001
Our $85.0 million loan from OPIC was used to finance the construction of our refinery and is secured by all of the refinery’s capital assets. The loan matures on December 31, 2014 and requires semi-annual principal payments of $4,500,000 and semi-annual interest payments. Each disbursement under the loan bears interest at a rate equal to a weighted average of treasury rates at the time of disbursement plus 3.0%. During 2005, the weighted average interest rate of all disbursements pursuant to this loan agreement was 7.1%.
Crude Supply Agency and Sales Agreement
In December 2001, we entered into an agreement with BP Singapore Pte Limited whereby BP will supply crude feedstocks to our refinery through June 2009. Our agreement with BP provides BP with financial incentives to secure the most economically attractive crude feedstocks for our refinery. Our contract with BP may limit our ability to purchase directly from producers or from other traders and marketers in the region. Under this agreement, we pay BP the market price for crude feedstocks that it provides plus a nominal marketing fee per barrel.
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Export Marketing and Shipping Agreement dated March 23, 2001
We entered into an agreement with Shell International Eastern Trading Company whereby Shell will market and distribute or purchase all petroleum products, other than naphtha which is governed by a separate agreement, exported by our refinery. Subject to limited exceptions, Shell has the exclusive right under this agreement to market, sell and distribute all products exported from the refinery other than marine diesel. Shell also agrees to purchase all of our refined products that exceed the domestic Papua New Guinea demand and are not covered by other export contracts. This agreement expires in January 2008.
Agreement for the Sale and Purchase of Naphtha dated February 6, 2001
We entered into an agreement with Shell International Eastern Trading Company whereby Shell will market and distribute or purchase all naphtha exported by our refinery. Under this contract, Shell agrees to purchase all of the naphtha produced by the refinery that is available for export. This agreement expires in September 2008.
Refinery State Project Agreement
On May 29, 1997, we entered into a project agreement with the Government of Papua New Guinea under which we agreed to construct and operate a refinery in Port Moresby, Papua New Guinea. The project agreement expires on January 31, 2035. In the project agreement, the Government of Papua New Guinea has agreed to use its best efforts to enable us to purchase sufficient crude oil produced in Papua New Guinea for the refinery to run at full capacity. If necessary, these efforts would include proposing legislation and issuing executive orders or policy directives. In addition, the government of Papua New Guinea has agreed that future agreements between Papua New Guinea and producers of oil in Papua New Guinea will contain provisions requiring such producers to sell oil produced in Papua New Guinea to local refineries to meet Papua New Guinea’s requirements for refined petroleum products. The purchase price for this oil will be the prevailing fair market price of such oil at the time of purchase.
The project agreement provides that the government of Papua New Guinea will take all actions necessary such that any refinery constructed in Papua New Guinea, including ours, will have the exclusive right to sell refined products at the import parity price prior to any imports into Papua New Guinea. In general, the import parity price is the price that would be paid in Papua New Guinea for a refined product that is being imported. For each refined product produced and sold locally in Papua New Guinea, the import parity price is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts’ price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.
The project agreement provides that, until December 31, 2010, income from the refinery will not be taxed.
TRANSFER AGENT AND REGISTRAR
Our transfer agent and registrar is Computershare Trust Company of Canada. In Papua New Guinea our transfer agent and registrar is Computershare Ltd. The registers for transfers of our common shares are maintained by Computershare Trust Company of Canada at its principal offices in Toronto, Ontario. Queries should be directed to Computershare Trust Company at 1-888-267-6555 (toll free in North America).
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AUDIT COMMITTEE
Charter of the Audit Committee
A copy of the Charter of the Audit Committee is attached at Schedule “B” hereto.
Composition of the Audit Committee
The current members of the Audit Committee are: Gaylen J. Byker, Edward Speal and Donald R. Hansen. Mr. Hansen was appointed a director of InterOil and a member of the Audit Committee on December 29, 2006.
Each of Mr. Bykes, Speal and Hansen is independent and financially literate within the meaning of MI 52-110.
Relevant Education and Experience
The current members of the Audit Committee have the following relevant education and experience:

Gaylen J. Byker	Gaylen J. Byker is President of Calvin College, a liberal arts institution of higher learning, located in Grand Rapids, Michigan. Dr. Byker has obtained four university degrees including a PhD in international relations from the University of Pennsylvania and a Doctorate of Jurisprudence from the University of Michigan. Dr. Byker is a former partner of Offshore Energy Development Corporation where he was head of Development, Hedging and Project Finance for gas exploration and transportation projects offshore. Prior to joining OEDC, he was co-head of Commodity Derivatives at Phibro Energy, Inc., a subsidiary of Salomon, Inc. and head of the Commodity-Indexed Transactions Group at Banque Paribas, New York, with worldwide responsibility for hedging and financing transactions utilizing long-term commodity price risk management. Dr. Byker was manager of Commodity-Indexed Swaps and Financings for Chase Manhattan Investment Bank, New York, and was also a lawyer at Morgan, Lewis & Bockius in Philadelphia, Pennsylvania, U.S.

Edward Speal	Edward N. Speal is based in Toronto, Ontario and is President and CEO of BNP Paribas (Canada). Previously, Mr. Speal was Managing Director responsible for the Energy, Project Finance and Corporate Banking businesses for BNP Paribas in Canada. Mr. Speal was the President and Chief Executive Officer of Paribas Bank of Canada from 1996 to 2000. Mr. Speal worked in New York for Banque Paribas running its Commodity Index Trading Group from 1992 until 1996. From 1989 to 1991, he was managing director of R. P. Urfer & Co., working on an exclusive basis for Banque Paribas as Advisory Director assisting in the establishment and development of its global commodity derivatives business. From 1983 to 1989, Mr. Speal worked for the Chase Manhattan Bank of Canada. Mr. Speal is a Canadian citizen and is a graduate of Queen’s University at Kingston.

Donald R. Hansen	Donald R. Hansen is currently Managing Director with Scotia Waterous in their Calgary, Alberta head office. His focus is on the Private Equity side of their business. Mr. Hansen is also Chief Executive Officer of his privately owned oil and gas consulting company, Red Deer River Energy Corp. Formerly, Mr. Hansen was Vice President, International Energy Operations for Unocal Corp. in Houston, Texas. In his capacity with Unocal in Houston, Mr. Hansen had regional VP responsibilities for West Africa, Latin America, Caspian, China, Europe, Russia, Alaska and Canada as well as new international ventures. Prior to moving to Houston with Unocal, Mr. Hansen resided in Calgary, Alberta and was President and CEO of Northrock Resources Ltd., the Canadian business unit and a wholly
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44

owned subsidiary of Unocal Corporation. Northrock Resources Ltd. was a Canadian publicly traded exploration and production company that was sold to Unocal in 2000. Mr. Hansen was President and CEO of Northrock Resources Ltd., and helped build the company from a virtual start-up to over 30,000 boed of production. Prior to Northrock, Mr. Hansen was Vice President Operations for Sceptre Resources and held positions in production engineering, exploitation and gas marketing at Dome Petroleum and Amoco Canada.

Mr. Hansen has had over 26 years of Exploration and Production experience. He joins InterOil with significant board experience and has served on the boards of Black Gold Energy LLC, several Unocal domestic and foreign subsidiaries, Asia Society Texas, Houston, the Unocal Foundation and Northrock Resources Ltd. Mr. Hansen has also served two terms as Governor, Canadian Association of Petroleum Producers in Calgary, and has served on the boards of; YMCA, Calgary, North West Family Church, Calgary, and a private technology company, Outland Technologies Inc. In 1980, Mr. Hansen earned a Bachelor of Science degree in engineering from the University of Saskatchewan with great distinction.
Reliance on Exemptions
InterOil relied on the exemption in Section 3.5 of MI 52-110 as a result of the resignation by Michael Foley as a director of InterOil and a member of the Audit Committee effective October 1, 2006. With the appointment of Mr. Hansen as a director of InterOil and member of the Audit Committee on December 29, 2006, InterOil no longer is relying on any exemption from the application of MI 52-110.
External Auditor Service Fees
PricewaterhouseCoopers, Chartered Accountants have served as InterOil’s auditors since June 6, 2005. The following table sets forth the Audit Fees, Audited — Related Fees, Tax Fees and All Other Fees billed by PricewaterhouseCoopers and, prior to June 6, 2005, KPMG in each of the last two financial years ended December 31, 2006.

	2005	2006
Audit Fees(1)	$333,334	$618,669
Audit-Related Fees(2)	$10,180	$84,383
Tax Fees(3)	$9,900	$nil
All Other Fees(4)	$22,884	$124,364

Total	$376,298	$827,416

Notes:

(1)	“Audit Fees” means the aggregate fees billed by the issuer’s external auditor in each of the last two fiscal years for audit fees.

(2)	“Audit-Related Fees” means the aggregate fees billed in each of the last two fiscal years for assurance and related services by the issuer’s external auditor that are reasonably related to the performance of the audit or review of the issuer’s financial statements and are not reported under clause (a) above.

(3)	“Tax Fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the issuer’s external auditor for tax compliance, tax advice, and tax planning.

(4)	“All Other Fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by the issuer’s external auditor, other than the services reported under clauses Audit-Related Fees, Tax Fees and All Other Fees above and principally relate to assistance responding to the SEC queries on 40-F of December 31, 2005 and also the quarterly review of financial statements.
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45

ADDITIONAL INFORMATION
Additional information, including that related to directors’ and officers’ remuneration, principal holders of our common shares and securities authorized for issuance under equity compensation plans will be contained in our management information circular for our upcoming annual meeting of shareholders. Additional financial information is provided in our audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2006. Our audited financial statements, management’s discussion and analysis and additional information can be found on SEDAR at www.sedar.com and on our web site at www.interoil.com.
Copies of the financial statements, management’s discussion and analysis and any additional copies of this Revised Annual Information Form may also be obtained by contacting Anesti Dermedgoglou, Vice President of Investor Relations at level 1, 60-92 Cook Street, Portsmith, QLD 4870, Australia; Australian Phone: +61 (7) 4046-4600.
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GLOSSARY OF TERMS
Barrel, Bbl (petroleum) Unit volume measurement used for petroleum and its products; 1 barrel = 42 US gallons, 35 Imperial gallons (approx.), or 159 liters (approx.); 7.3 barrels = 1 ton (approx.); 6.29 barrels = 1 cubic meter = 35.32 cubic feet.
Condensate A component of natural gas which is a liquid at surface conditions.
Crack spread The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.
EBITDA Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used to analyze operating performance.
Feedstock Raw material used in a processing plant.
GAAP Generally accepted accounting principles.
IPF InterOil Power Fuel. InterOil’s marketing name for low sulphur waxy residue oil.
IPP Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.
LNG Liquefied natural gas. Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel. Acceptable first reference abbreviation. LNG is moved in tankers, not via pipelines. LNG, which is predominantly methane, artificially liquefied, is not to be confused with NGLs, natural gas liquids, heavier fractions which occur naturally as liquids. See also natural gas.
LPG Liquefied petroleum gas, typically ethane, propane butane and isobutane. Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids. LPG can also occur naturally as a condensate.
LSWR Low sulfur waxy residual fuel oil.
Mark-to-market To revalue futures/option positions using current market prices to determine profit/loss. The profit/loss can then be paid, collected or simply tracked daily.
Naphtha That portion of the distillate obtained in the refinement of petroleum which is intermediate between the lighter gasoline and the heavier benzene, and has a specific gravity of about 0.7, used as a solvent for varnishes, illuminant, etc.
Natural gas A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth’s surface, often in association with petroleum. The principal constituent is methane.
Natural gas measurements The following are some of the standard abbreviations used in natural gas measurement.
Mcf: standard abbreviation for 1,000 cubic feet.
Bil cu ft: Billion cubic feet. Also abbreviated to bcf.
Tcf: trillion cubic feet.
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PGK Currency of Papua New Guinea
PPL Petroleum Prospecting License. The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.
PRL Petroleum Retention License. The tenement given by the Independent State of Papua New Guinea to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.
Sweet/sour crude Definitions which describe the degree of a given crude’s sulfur content. Sour crudes are high in sulfur, sweet crudes are low.
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Schedule A
FORM 51-101F3
REPORT OF MANAGEMENT AND
DIRECTORS ON OIL AND GAS DISCLOSURE
Management of InterOil Corporation (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

	(ii)	the related estimated future net revenue.
The Company does not have any reserves as defined under National Instrument 51-101.
The board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:
(a)	the content and filing with securities regulatory authorities of the other oil and gas information;

(b)	the content and filing of this report.
Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

/s/ Phil E. Mulacek Phil E. Mulacek, Chairman and	/s/ Gaylen J. Byker Gaylen J. Byker, Director
Chief Executive Officer

/s/ Christian M. Vinson	/s/ Roger N. Grundy

Christian M. Vinson,	Roger N. Grundy, Director
Officer and Director
Dated: March 30, 2007
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Schedule B
InterOil Corporation
Charter of the Audit Committee
of the Board of Directors
This Audit Committee Charter (the “Charter”) sets forth the purpose and membership requirements of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of InterOil Corporation (the “Company”) and establishes the authority and responsibilities delegated to it by the Board.
1.	Purpose. The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities relating to the Company’s corporate accounting and financial reporting processes and the audits of the Company’s financial statements. In fulfilling this function, the Committee’s primary duties and responsibilities are to:
•	Serve as an independent and objective party to oversee the integrity of the Company’s financial statements and to monitor the Company’s financial reporting process and systems of internal controls regarding financial, accounting, and legal compliance.

•	Monitor the qualifications, independence and performance of the Company’s independent auditors and the performance of the Company’s internal auditing function.

•	Provide an avenue of communication between the Board and the independent auditors, management and the internal auditor.

•	Report actions of the Committee to the Board with such recommendations as the Committee may deem appropriate.
The Committee shall be empowered to conduct or cause to be conducted any investigation appropriate to fulfilling its responsibilities, and shall have direct access to the independent auditors, the internal auditor and Company employees as necessary. The Committee shall be empowered to retain, at the Company’s expense, independent legal, accounting, or other consultants or experts as the Committee deems necessary in the performance of its duties. The Committee shall have sole authority to approve related fees and retention terms.
2.	Committee Membership.
2.1.	Composition and Appointment. The Committee shall consist of three or more members of the Board. The Board shall designate members of the Committee. Membership on the Committee shall rotate at the Board’s discretion. The Board shall fill vacancies on the Committee and may remove a Committee member from the membership of the Committee at any time without cause. Members shall serve until their successors are appointed by the Board and as otherwise required by applicable law or the rules of the American Stock Exchange (“AMEX”).

2.2.	Independence and Financial Literacy. Each member of the Committee must meet the independence, or an applicable exception, financial literacy, and experience requirements of the AMEX rules and applicable Canadian and U.S. federal securities laws, including the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In addition, at least one member of the Committee must be financially sophisticated, as determined by the Board, for purposes of applicable AMEX rules.

2.3.	Service on Multiple Audit Committees. If a member of the Committee serves on the audit committee (or, in the absence of an audit committee, the board committee performing equivalent functions, or in the absence of such committee, the board of directors) of more than two other public companies, the Board must affirmatively determine that such simultaneous service on multiple audit committees will not impair the ability of such member to serve on the Committee.

2.4.	Subcommittees. The Committee may form and delegate authority to subcommittees consisting of one or more members, including the authority to grant pre-approvals of audits and permitted non-
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audit services, provided that decisions of said subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.
3.	Meetings.
3.1.	Frequency of Meetings. The Committee shall meet at least quarterly, or more frequently as circumstances dictate. The schedule for regular meetings of the Committee shall be established by the Committee. The Chairperson of the Committee may call a special meeting at any time he or she deems advisable. Meetings may be by written consent. When necessary, the Committee will meet in executive session outside the presence of any senior executive officer of the Company. The Committee and any other independent members of the Board that are not members of the Committee will meet in executive session, without the presence of non-independent directors and management at least once annually.

3.2.	Minutes. Minutes of each meeting of the Committee shall be kept to document the discharge by the Committee of its responsibilities.

3.3.	Quorum. A quorum shall consist of at least one-half of the Committee’s members, but no fewer than two persons. The act of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee.

3.4.	Agenda. The Chairperson of the Committee shall prepare an agenda for each meeting of the Committee, in consultation with Committee members and any appropriate member of the Company’s management or staff, as necessary. As requested by the Chairperson, members of the Company’s management and staff shall assist the Chairperson with the preparation of any background materials necessary for any Committee meeting.

3.5.	Presiding Officer. The Chairperson of the Committee shall preside at all Committee meetings. If the Chairperson is absent at a meeting, a majority of the Committee members present at a meeting shall appoint a different presiding officer for that meeting.

3.6.	Private Meetings. The Committee may meet privately with management, the chief executive officer (“CEO”), the general counsel, the internal auditor, the independent auditors, and as a Committee to discuss any matters that the Committee or each of these groups believe should be discussed privately.
4.	General Review Procedures.
4.1.	Annual Report Review. The Committee shall review with management, the independent auditors, and the internal auditors, the Company’s year-end financial results prior to the release of earnings and the Company’s year-end financial statements prior to filing or distribution. Such review shall also include the Company’s disclosures that are to be included in the Company’s Annual Information Form, Annual Report, Management’s Discussion and Analysis for the year and Annual Report on Form 40-F. The Committee shall also discuss with management, the independent auditors and the internal auditors any significant issues or findings or any changes to the Company’s accounting principles, any items required to be communicated by the independent auditors in accordance with Statement on Auditing Standards No. 61, as amended, and various topics and events that may have a significant impact on the Company or that are the subject of discussions between management and the independent auditors. The Committee shall approve the audited financial statements and recommend to the Board whether or not the audited financial statements should be filed on SEDAR and included in the Company’s Annual Report on Form 40-F for the last fiscal year.

4.2.	Quarterly Report Review. The Committee shall review with management, the internal auditors, and the independent auditors (if the independent auditors were involved in a review of such financial statements), (i) the Company’s interim financial results prior to the release of earnings, the Company’s interim financial statements prior to filing or distribution and the disclosures that are to be included in the Company’s Management’s Discussion and Analysis for each quarter and Form 6-
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K and (ii) the operation of the Company’s internal controls and any special steps adopted in light of material control deficiencies. The Committee shall discuss with management, the internal auditors and the independent auditors (if required by GAAP, AMEX rules, or applicable Canadian and U.S. federal securities laws), any significant findings or any changes to the Company’s accounting principles and any items required to be communicated by the independent auditors in accordance with Statement on Auditing Standards No. 61 as amended.

4.3.	Canadian and SEC Filings Review. The Committee shall review with financial management and the independent auditor (if the independent auditors were involved in a review of such financial statements) filings with Canadian securities regulators and the SEC which contain or incorporate by reference the Company’s financial statements or Management’s Discussion and Analysis and consider whether the information in these documents is consistent with information contained in the financial statements.

4.4.	Reporting System Review. In consultation with management, the independent auditors, and the internal auditors, the Committee shall consider the integrity of the Company’s financial reporting processes and controls, including computerized information system controls and security. The Committee shall review and discuss with management the Company’s significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. The Committee shall review significant findings prepared by the independent auditors and the internal auditors together with management’s responses, including the status of previous recommendations.

4.5.	Non-GAAP Financial Data Review. The Committee shall review and discuss with management earnings including the use of “proforma,” “adjusted” or other non-GAAP information, financial guidance and other press releases of a material financial nature, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally consisting of discussing the types of information to be disclosed and the types of presentations to be made.

4.6.	Off-Balance Sheet Review. The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

4.7.	Risk Assessment. Although it is the job of the CEO and senior management to assess and manage the Company’s exposure to risks, the Committee shall discuss guidelines and policies to govern the process by which risk assessment and risk management is addressed.

4.8.	Audit Difficulties. The Committee shall review with the independent auditor any audit problems or difficulties encountered in the course of the audit work and management’s response, any restrictions on the scope of activities or access to requested information; and any significant disagreements between auditors and management. The Committee shall work to resolve disagreements that may have occurred between auditors and management related to the Company’s financial statements or disclosures.

4.9.	Hiring Approval. The Committee shall approve the hiring of any employee or former employee of the independent auditor.

4.10.	Financial Officer Code of Ethics Review. The Committee shall review and periodically recommend modifications to the Company’s Code of Ethics for the Chief Executive Officer and Senior Financial Officers.

4.11.	Certification Review. The Committee shall review disclosures made to the Committee by the Company’s CEO and CFO during the certification process for the audited annual financial statements, interim financial statements, related Management’s Discussion and Analysis and Form 40-F concerning significant deficiencies or material weaknesses in internal controls and any fraud.
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4.12.	Legal Counsel Review. On at least an annual basis, the Committee shall review with the Company’s legal counsel any legal matters that could have a significant impact on the Company’s financial statements or the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.
5.	Independent Auditors.
5.1.	Auditor Performance Review. The Committee shall confirm with the independent auditors their ultimate accountability to the Committee. The independent auditors will report directly to the Committee. The Committee will ensure that the independent auditors are aware that the Chairperson of the Committee is to be contacted directly by the independent auditor (i) to review items of a sensitive nature that can impact the accuracy of financial reporting or (ii) to discuss significant issues relative to the overall Board responsibility that have been communicated to management but, in their judgment, may warrant follow-up by the Committee. The Committee shall review and evaluate the performance of the auditors and the lead partner on the independent auditor team.

5.2.	Approval of Independent Auditor and Pre-Approval of Services. The Committee shall be directly responsible for the appointment, compensation, retention, termination, and oversight of the work of the independent auditors engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The Committee shall pre-approve all auditing services, including the compensation and terms of the audit engagement, and all other non-audit services to be performed by the independent auditors, subject to the de-minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934 which are approved by the Audit Committee prior to the completion of the audit. The Committee shall periodically discuss current year non-audit services performed by the independent auditors and review and pre-approve all permitted non-audit service engagements.

5.3.	Auditor Independence. The Committee shall oversee the independence of the independent auditors by, among other things, (i) on an annual basis, receiving from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1, that could impair the auditors’ independence; (ii) actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors; and (iii) taking, or recommending to the Board the appropriate action to be taken, in response to the independent auditors’ report to satisfy itself of the independent auditors’ independence.

5.4.	Auditor Report. The Committee shall annually obtain from the independent auditor and review a written report describing (i) the independent auditor’s internal quality-control procedures; and (ii) any material issues raised by (a) the independent auditor’s most recent internal quality-control review, or peer review or (b) any inquiry or investigation by governmental or accounting profession authorities, in each case, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues.

5.5.	Audit Partner Rotation. The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. The Committee shall obtain, annually, from the independent auditor a written statement confirming that neither the lead (or coordinating) audit partner having primary responsibility for the Company’s audit nor the audit partner responsible for reviewing the Company‘s audit has performed audit services for the Company in each of the Company’s five previous fiscal years.

5.6.	Internal Controls Report. Beginning in fiscal year 2006 or earlier if required by applicable accounting rules or Canadian and U.S. federal securities laws, the Committee shall annually obtain from the independent auditor a written report in which the independent auditor attests to and reports
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on the assessment of the Company’s internal controls made by the Company’s management. The Committee shall review and discuss with management, the independent auditor, and the Company’s independent auditor (i) the adequacy and effectiveness of the Company’s internal controls (including any significant deficiencies and significant changes in internal controls reported to the Committee by the independent auditor or management; (ii) the Company’s internal audit procedures; and (iii) the adequacy and effectiveness of the Company’s disclosures controls and procedures, and management reports thereon.

5.7.	National Office Consultation. The Committee shall discuss with the national office of the independent auditor issues on which they were consulted by the Company’s audit team and matters of audit quality and consistency.

5.8.	Audit Planning. The Committee shall review and discuss with the independent auditors their audit plan and engagement letter and discuss with the independent auditors and the internal auditor the scope of the audit, staffing, locations, reliance upon management, and internal audit and general audit approach.

5.9.	Accounting Principles. The Committee shall consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting, including critical accounting policies and practices used by the Company, GAAP alternatives discussed with management (including the ramifications and the auditor’s preferred treatment) and any other material written communications between the independent auditor and management.

5.10.	Auditor Assurance. The Committee shall obtain from the independent auditor assurance that Section 10A of the Securities Exchange Act of 1934, addressing the reporting of illegal acts, has not been implicated.

5.11.	Additional Auditors. The Committee shall review the use of auditors other than the independent auditor where management has requested a second opinion or another auditor is proposed to be engaged for other reasons.
6.	Internal Audit Department and Legal Compliance.
6.1.	Budget and Plan. The Committee shall review the budget, plan, changes in plan, activities, organizational structure, and qualifications of the internal auditor. The internal auditor function shall be responsible to senior management, but shall have a direct reporting responsibility to the Board through the Committee. The internal auditor will be responsible for contacting the Chairperson of the Committee directly (i) to review items of a sensitive nature that can impact the accuracy of financial reporting or (ii) to discuss significant issues relative to the overall Board responsibility that have been communicated to management but, in the internal auditor’s judgment, may warrant follow-up by the Committee.

6.2.	Approval of Internal Auditor. The Committee shall review and approve the appointment, performance, dismissal and replacement of the internal auditor or the entity retained to provide internal audit services.

6.3.	Internal Audit Review. The Committee shall review a summary of findings from completed internal audits and, where appropriate, review significant reports prepared by the internal audit department together with management’s response and follow-up to these reports.
7.	General Audit Committee Responsibilities.
7.1.	Code of Ethics for the Chief Executive Officer and Senior Financial Officers. The Committee shall inquire of management, the independent auditor and the internal auditor as to their knowledge of (i) any violation of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, (ii) any waiver of compliance with such code, and (iii) any investigations undertaken with regard to compliance with such code. The Committee may make recommendations to the Board
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regarding the waiver of any provision of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, however any waiver of such code may only be granted by the Board. All waivers granted by the Board shall be promptly publicly disclosed as required by the rules and regulations of the SEC and the AMEX.

7.2.	Complaints Procedure. The Committee shall establish procedures to (i) receive, process, retain and treat complaints received by the Company regarding accounting, internal audit controls or auditing matters and (ii) the confidential and anonymous submission by employees of concerns regarding questionable accounting or audit practices.

7.3.	Related Party Transactions. The Committee shall approve all related party transactions after a review of the transactions by the Committee for potential conflicts of interest and transaction will be considered a “related party transaction” if the transaction would be required to be disclosed in the Company’s Management’s Discussion and Analysis or any other filings with Canadian Securities Administrators or the SEC.

7.4.	Use of Assets. The Committee shall review Company policies and procedures with respect to executive officers’ expense accounts and prerequisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditors or the independent accountant.

7.5.	General Activities. The Committee shall perform any other activities consistent with this Charter, the Company’s bylaws, the Company’s Code of Ethics and Business Conduct and governing law, as the Committee or the Board deems necessary or appropriate, including reviewing the Company’s corporate compliance activities.
8.	Reports and Assessments.
8.1.	Board Reports. The Chairperson shall, periodically at his or her discretion, report to the Board on Committee actions and on the fulfillment of the Committee’s responsibilities under this Charter. Such reports shall include any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditors and the performance of the Company’s internal audit function.

8.2.	Charter Assessment. The Committee shall annually assess the adequacy of this Charter and advise the Board of its assessment and of its recommendation for any changes to the Charter. The Committee shall, if requested by management, assist management with the preparation of a certification to be presented annually to the AMEX affirming that the Committee reviewed and reassessed the adequacy of this Charter.

8.3.	Committee Self-Assessment. The Committee shall regularly make a self-assessment of its performance, which shall include eliciting input from management, the Board and the General Counsel on the performance of the Committee.

8.4.	Audit Committee Report. The Committee shall prepare any Audit Committee Reports required by the rules of the Canadian Securities Administrators or the SEC to be included in the Company’s filings with such agencies.
The duties and responsibilities of a member of the Audit Committee are in addition to those duties set out for a member of the Board. While the Committee has the responsibilities and powers set forth by this Charter, it is the responsibility of management to prepare the financials and it is the responsibility of the independent auditor to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate in accordance with generally accepted accounting principles.
The material in this Charter is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Exchange Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date this Charter is first included in the Company’s filings with the SEC and irrespective of any general incorporation language in such filings.
Revised Annual Information Form     INTEROIL CORPORATION